Exhibit 4.4
AGREEMENT AND PLAN OF MERGER

by and among

NICE-SYSTEMS LTD.,

NEPTUNE MERGER SUB INC.,

E-GLUE SOFTWARE TECHNOLOGIES, INC.,

and

MR. ZEEV HOLTZMAN AND MR. EREZ SHACHAR (TOGETHER), AS
STOCKHOLDERS' REPRESENTATIVE

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER	5

1.1	The Merger	5
1.2	Effective Time	5
1.3	Effect of the Merger	5
1.4	Certificate of Incorporation and Bylaws	5
1.5	Directors and Officers	6
1.6	Effect of the Merger on Outstanding Company Securities	6
1.7	Dissenting Shares	6
1.8	Treatment of Company Options	7
1.9	Treatment of Plenus Loan Agreement	8
1.10	Retention Fund	9
1.11	Calculation of Draft NWC; Post-Closing Adjustments to Purchase Price	9
1.12	Earn-Out Payment.	12
1.13	Withholding	15
1.14	Deposits and Payment Procedures.	15

ARTICLE II REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	17

2.1	Organization; Corporate Power	17
2.2	Capitalization and Related Matters	17
2.3	Subsidiaries	19
2.4	Authorization	20
2.5	No Conflict; Required Filings and Consents	20
2.6	Books and Records; Organizational Documents	21
2.7	Financial Statements	21
2.8	Absence of Undisclosed Liabilities	22
2.9	Absence of Certain Developments	22
2.10	Tangible Assets	24
2.11	Intellectual Property	24
2.12	Real Property	29
2.13	Contracts	30
2.14	Insurance	31
2.15	Litigation	32
2.16	Tax Matters	32
2.17	Compliance with Laws and Permits	35
2.18	Employees	36
2.19	Employee Benefits	38
2.20	Affiliated Transactions	40
2.21	Certain Payments	40
2.22	Customers and Suppliers	41
2.23	Accounts Receivable	41
2.24	Grants, Incentives and Subsidies	41
2.25	Brokers	42
2.26	Banks and Brokerage Accounts	42
2.27	Disclosure	42

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE MERGER SUB AND PARENT	42

3.1	Organization; Corporate Power	42
3.2	Authorization	43
3.3	No Conflict; Required Filings and Consents	43
3.4	Brokers	43
3.5	Financing	44
3.6	Available Shares	44
3.7	Form S-8	44

ARTICLE IV PRE-CLOSING COVENANTS	44

4.1	Conduct of Business by the Company	44
4.2	Access to Information	47
4.3	Governmental Approvals	47
4.4	Consents	48
4.5	Notification of Certain Matters	48
4.6	No Solicitation.	48
4.7	Takeover Statutes	48
4.8	Commercially Reasonable Efforts	49
4.9	Stockholder Approval	49

ARTICLE V ADDITIONAL AGREEMENTS	49

5.1	Further Actions	49
5.2	Tax Matters	49
5.3	Directors’ and Officers’ Liability	51
5.4	Confidentiality	51
5.5	Capitalization Table	51
5.6	Delivery of Stock Ledger, Minute Books and Capitalization Table of the Company	52
5.7	Israeli Tax Ruling.	52
5.8	Interim Financial Statements	52
5.9	Form S-8.	52

ARTICLE VI CONDITIONS	53

6.1	Conditions to Obligations of the Merger Sub and the Parent	53
6.2	Conditions to Obligations of the Company	56

ARTICLE VII INDEMNIFICATION	57

7.1	Survival Periods	57
7.2	Indemnification of the Parent Indemnified Parties by the Stockholders	57
7.3	Indemnification of the Stockholders by the Merger Sub	59
7.4	Notice and Defense of Third-Party Claims	59
7.5	Notice of Non-Third-Party Claims	61
7.6	Manner of Payment; Escrow Period; Distribution of Escrow Fund	61
7.7	Determination of Loss Amount	62
7.8	Exclusive Remedy	62
7.9	Purchase Price Adjustments	63
7.10	63

ARTICLE VIII TERMINATION	63

8.1	Termination	63
8.2	Effect of Termination	64

ARTICLE IX DEFINITIONS	64

9.1	Interpretation	64
9.2	Certain Definitions	65
9.3	Additional Definitions	73

ARTICLE X MISCELLANEOUS	75

10.1	No Third-Party Beneficiaries	75
10.2	Entire Agreement	75
10.3	Assignment	75
10.4	Counterparts	75
10.5	Titles	76
10.6	Notices	76
10.7	Governing Law	77
10.8	Consent to Jurisdiction	77
10.9	Waiver of Trial by Jury	78
10.10	Amendment or Modification	78
10.11	Waivers	78
10.12	Specific Performance	78
10.13	Press Releases	78
10.14	Expenses	79
10.15	Severability of Provisions	79
10.16	Representation by Counsel and Tax Advice	79
10.17	Stockholders' Representative	79

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of June 9th, 2010, by and among (i) NICE-Systems Ltd., a company organized under the laws of the State of Israel (the “Parent”), (ii) Neptune Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Parent (the “Merger Sub”), (iii) e-Glue Software Technologies, Inc., a Delaware corporation (the “Company”), and (iv) solely for the purpose of Section 10.17, Mr. Zeev Holtzman and Mr. Erez Shachar (together, the “Stockholders' Representative”). Capitalized terms used herein and not otherwise defined herein shall have the meaning given such terms in Article IX.

RECITALS

WHEREAS, the board of directors of the Company has unanimously (a) determined that the merger of the Merger Sub with and into the Company upon the terms and subject to the conditions set forth herein (the “Merger”) is in the best interests of the Company and its Stockholders, (b) approved, in accordance with Section 251 of the DGCL, this Agreement, each of the other Transaction Documents and each of the transactions contemplated hereby and thereby, including the Merger, and (c) recommended that the Stockholders consent or otherwise approve this Agreement, each of the other Transaction Documents and each of the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, the boards of directors (or other applicable corporate body) of the Parent and the Merger Sub have each determined that it is advisable and in the best interests of the Parent and the Merger Sub for the Merger Sub to consummate the Merger;

WHEREAS, as a condition and an inducement to the willingness of the Merger Sub and the Parent to enter into this Agreement, immediately upon the signing of this Agreement, the Company will obtain the approval of the Merger, this Agreement and the transactions contemplated hereby, pursuant to an action by written consent, attached hereto as Exhibit C (the “Stockholder Written Consent”), by each of the Principal Stockholders, which Principal Stockholders hold and have voting power over at least the amount of the outstanding Company Shares necessary to approve the Merger, this Agreement and the transactions contemplated hereby;

WHEREAS, as a further condition and inducement to the willingness of the Merger Sub and the Parent to enter into this Agreement and concurrent with the execution and delivery of this Agreement (a) certain of the Key Employees have entered into non-competition agreements with the Parent or one or more Affiliates of the Parent (including the Company or its Subsidiary) in the form attached hereto as Exhibit D (the "Non-Competition Agreement") which will be effective as of the Effective Time, and (b) certain of the Key Employees shall have entered into employment arrangements in connection with their employment with the Surviving Corporation (or an Affiliate thereof) to become effective following the Effective Time;

WHEREAS, the Stockholders’ Representative has agreed to represent those Indemnifying Stockholders that appoint and authorize the Stockholders' Representative in connection with certain covenants and agreements in connection with this Agreement and related transactions; and

WHEREAS, the Company and the Parent desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions referred to in this Agreement and the other Transaction Documents.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, promises, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger.  Upon the terms and subject to the conditions of this Agreement and the provisions of applicable Law, at the Effective Time, the Merger Sub shall merge with and into the Company, the Company shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.  Upon consummation of the Merger, the separate corporate existence of the Merger Sub shall terminate.

1.2           Effective Time.  Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Merger (the “Closing”) will take place as promptly as reasonably practicable, but no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in Article VI, at the offices of Meitar Liquornik Geva & Leshem Brandwein, unless another place or time is agreed to by the Parent and the Company.  The date on which the Closing actually occurs is herein referred to as the “Closing Date.”  At the Closing, the parties shall deliver the agreements, certificates, opinions and other instruments and documents required to be delivered at or prior to the Closing pursuant to this Agreement.  On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by the parties and set forth in such filing for the effectiveness of the Merger being referred to herein as the “Effective Time”).

1.3           Effect of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the appropriate provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all of the restrictions, disabilities and duties of the Company and the Merger Sub, and all debts and liabilities of the Company and the Merger Sub shall become the debts and liabilities of the Surviving Corporation as provided under Section 259 of the DGCL.

1.4           Certificate of Incorporation and Bylaws.  At the Effective Time, by virtue of the Merger, the certificate of incorporation, as amended, of the Surviving Corporation shall be amended and restated to be identical to the form of the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and in accordance with applicable Law.  From and after the Effective Time, the bylaws, as amended, of the Surviving Corporation as in effect immediately prior to the Effective Time, shall be amended and restated to be identical to the form of the bylaws of the Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable Law.

1.5           Directors and Officers.  From and after the Effective Time, the directors of the Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  From and after the Effective Time, the officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each until their successors shall have been duly appointed or qualified or until their earlier death, resignation or removal in accordance with the bylaws of the Surviving Corporation.

1.6           Effect of the Merger on Outstanding Company Securities.  On the terms and subject to the conditions of this Agreement, by virtue of the Merger and without any action on the part of the Parent, the Merger Sub, the Company or any Stockholder:

(a)           Capital Stock of Merger Sub.  Each share of common stock, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one fully paid and nonassessable share of common stock, par value US$0.001 per share, of the Surviving Corporation.  From and after the Effective Time, each stock certificate of the Merger Sub evidencing ownership of any such shares of common stock of the Merger Sub shall continue to evidence the ownership of shares of common stock of the Surviving Corporation.

(b)           Preferred Stock.  Each share of Preferred Stock (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Series AA Per Share Amount, the Series A-1 Per Share Amount, the Series B Per Share Amount, the Series C Per Share Amount, or the Series D Per Share Amount, as applicable.

(c)           Common Series Stock.  Each share of Common Series Stock (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Common A Per Share Amount or the Common B Per Share Amount.

(d)           Common Stock.  Each share of Common Stock (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Common Stock Share Amount.

1.7           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Company Shares outstanding immediately prior to the Effective Time eligible under the DGCL to exercise appraisal rights and held by a Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has exercised and perfected appraisal rights for such Company Shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such appraisal rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to consideration for the Company Share set forth in Section 1.6, as applicable, and the holder or holders of such Company Shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL.  Notwithstanding the provisions of this Section 1.7, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Section 262 of the DGCL, then, as of the later of the Effective Time or the occurrence of such event, such holder’s Company Shares shall automatically be converted into and represent only the right to receive the consideration for such Company Shares (if any) set forth in Section 1.6, as applicable, without interest, and after surrender of the certificate representing such Company Shares.  The Company shall give the Parent prompt written notice of its receipt of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments relating to the Merger served on the Company or the Surviving Corporation pursuant to applicable Law and received by the Company provided that the opportunity to control all negotiations and proceedings with respect to demands for appraisal under applicable Law shall be vested with the Company and as of the Closing with the Stockholders' Representative. Following the Closing, the Stockholders' Representative shall have the sole discretion in negotiating and taking any other action with regard to such appraisal rights; provided, that if any agreement with any holder of Dissenting Shares is entered into prior to the Closing, all payments under such agreement shall be reflected in the Capitalization Table (and shall in no event increase the consideration to be paid hereunder by the Parent).  All Losses arising out of or related to the resolution of appraisal rights of any Dissenting Shares, including the payment of the amount, if any, in excess of the applicable amount set forth in Section 1.6 above shall be subject to indemnification in accordance with the provisions and limitations of Article VII, to the extent not otherwise covered by the Distributable Proceeds (the “Appraisal Indemnity”).

1.8           Treatment of Company Options.

(a)           Following the date hereof, the Company shall cause each Company Option which is unvested and unexpired immediately prior to the date hereof and which does not have accelerating vesting as a result of the transactions contemplated by the Transaction Documents (the “Unvested Options”) to fully vest.

(b)           Following the acceleration and vesting of the Unvested Options set forth in Section 1.8(a), the Company shall cause the administrator of the Company Option Plan to notify all holders of vested Company Options granted under the Company Options Plan including options which shall, in accordance with their terms, become vested and exercisable as a result of the transactions described in Transaction Documents (collectively, the “Vested Options”); provided, that the Company Options shall be fully exercisable for a period of 30 days from the date of such notice, and the Company Options that were not exercised by the Optionholders shall terminate upon the expiration of such period (excluding Company Options which were exercised prior to such date which exercise is conditioned upon the Closing). Upon the cancellation of all the Company Options in accordance with this Section 1.8(b), each Optionholder shall cease to have any rights with respect thereto, and each Company Option held by such Optionholder shall be cancelled and of no further force and effect.

(c)           The Company shall, prior to the Closing: (i) amend the Company Option Plan so as to allow for the issuance of options to purchase Series D Preferred Stock thereunder, (ii) after the expiration or exercise of the Vested Options, issue as part of the Retention Fund and\or as part of the exercise of Company Options for shares of Series AA Preferred Stock (as set forth in Schedule 1.8(c)), an amount of Company Options (to purchase Series D Preferred Stock) or restricted share units of the Company out of the existing pool of the Company Option Plan, in the aggregate value of one million US Dollars (US$ 1,000,000) (the “Retention Options”) on behalf of the individuals listed, and under the terms and conditions, set forth in Schedule 1.8(c).

(d)           In addition to the foregoing, and in addition to all other consideration paid by the Parent hereunder, after all Company Options have been exercised (whether or not such exercise is conditioned upon the Closing) or expired in accordance with Section 1.8(b), the Company shall, immediately prior to the Closing: issue an additional amount of Company Options (to purchase Series D Preferred Stock) or restricted share units of the Company out of the existing pool of the Company Option Plan, in such number, on behalf of such employees of the Company and on such terms and conditions, as shall be agreed upon with the Parent (the “Additional Options”).

(e)           For the purpose of Sections 1.8(c) and 1.8 (d) above, the value of the Retention Options and Additional Options shall be determined by calculating the aggregate amount of the theoretical Allocable Portion that would have been attributed to the Retention Options, assuming the shares underlying such options and restricted share units were outstanding as of the Effective Time and were receiving Distributable Proceeds in accordance with the Certificate of Incorporation.

(f)           At the Effective Time, each Retention Option and Additional Option which is outstanding immediately prior to the Closing Date shall be assumed by the Parent, and such options shall be converted into an option to purchase Parent Ordinary Shares (except that any such options which are in the form of restricted share units shall be converted into Parent Ordinary Shares in the form of restricted share units) (collectively, the “Parent Assumed Options”), in such number and at such exercise price as provided below and otherwise having the same terms and conditions as in effect immediately prior to the Closing (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms as a result of the Transaction contemplated hereby and except that all references in each such Parent Assumed Options to Company shall be deemed to refer to the Parent):

(i)           The number of Parent Ordinary Shares subject to the Parent Assumed Options shall be equal to the product of: (x) the number of Retention Options or Additional Options (as applicable) multiplied by (y) the Exchange Ratio.

(ii)           The exercise price per share of Parent Ordinary Shares under the Parent Assumed Options shall be equal to the par value of the Parent Ordinary Shares (and in the event that such Retention Options are in the form of restricted stock units, the purchase price of such restricted stock unit shall be the par value).

(iii)           The term “Exchange Ratio” means the quotient obtained by dividing (a) the result of (i) one million (1,000,000), divided by (ii) the number of Retention Options outstanding as of the Closing Date; by (b) the average last sale price of the Parent Ordinary Shares reported on the Nasdaq Global Market during the 30 trading days ending on the third trading day preceding the Closing Date (the “Average Share Price”).

(g)           In effecting such assumption and conversion, the aggregate number of Parent Ordinary Shares to be subject to each of the Parent Assumed Options will be rounded down, if necessary, to the next whole share and the aggregate exercise price shall be rounded up, if necessary, to the next whole cent.

(h)           Any adjustments provided herein with respect to the Retention Options and Additional Options (whether vested or not) shall be effected in a manner that is consistent with applicable Law and, to the extent applicable, that maintains any existing tax treatment (including any ruling from the Israeli tax authorities or the applicable route under Section 102 of the Ordinance ("Section 102")) relating to such options or restricted stock all subject to, and in accordance with, the Israeli Option Tax Ruling and applicable Law.

1.9           Treatment of Plenus Loan Agreement

(a)           The Parent shall pay to Plenus directly at the Closing an amount necessary to terminate the Plenus Loan (principal and interest and all other obligations thereunder) outstanding immediately prior to the Effective Time, to the extent provided for in the Draft NWC, following which the Plenus Loan Agreement shall terminate with no further force or effect. Plenus shall provide to the Company and the Parent, prior to the Closing, a letter substantially in the form attached hereto as Schedule 1.9 (the “Plenus Letter”), confirming that upon receipt of the amounts set forth therein, the Plenus Loan Agreement shall terminate and any and all Liens of Plenus on any assets of the Company shall terminate and may be removed from the Israeli Companies Registrar or other applicable register.

1.10           Retention Fund

(a)           At the Closing, an aggregate value of two million US Dollars (US$ 2,000,000) will be deducted from the Purchase Price and will not be available as merger consideration payable to the Stockholders in connection with the Merger (the “Retention Funds”), of which One million US Dollars (US$ 1,000,000) shall be held back in escrow by the Parent on behalf of certain of the Company’s employees continuing their employment with the Company or its Subsidiaries after the Closing Date (the “Retention Cash”) and One million US Dollars (US$ 1,000,000) shall be paid by way of the assumption by the Parent of the Retention Options as set forth in Section 1.8. A portion of such Retention Funds shall be attributed to the Series AA Per Share Amount and distributed solely in accordance with the provisions set forth herein as set forth in Schedule 1.8(c).

(b)           The name of each recipient of Retention Funds and such Person’s percentage of the Retention Fund is set forth in Schedule 1.10(b). The Retention Options shall vest, and the right to receive the Retention Cash shall be released (in equal parts) as follows: 25% of the Retention Funds designated to each recipient in accordance with Schedule 1.10(b) shall be vested and released one year after the Closing Date, and the remainder shall be vested and released to the applicable recipients on December 31, 2011; provided that at the time of such release (i) the applicable recipient has not voluntarily terminated his employment with the Surviving Corporation or its Subsidiaries, or the Parent and its Affiliates, other than due to a decrease in salary that such recipient did not consent to, excluding a reduction in salary for all or substantially all similarly situated employees of the Parent, or (ii) the applicable recipient had not been terminated for “cause” (as defined in his or her employment agreement). Any amount not so released due to a recipient's termination of employment which is not for the reasons as set forth above shall be retained by the Parent and not be payable hereunder.

1.11           Calculation of Draft NWC; Post-Closing Adjustments to Purchase Price.

(a)           At least five (5) Business Days prior to the Closing Date, the Company shall in good faith cause to be prepared and delivered to the Parent a certificate, in form reasonably satisfactory to the Parent (the “Closing Payment Certificate”), setting forth:

(i)           the Company’s anticipated balance sheet as of the Closing Date on a detailed consolidated basis and with respects to assets and liabilities (excluding equity) separately broken down per each of the Company and its Subsidiaries and the calculation of anticipated Net Working Capital resulting therefrom (the “Draft NWC”);

(ii)           the calculation of the Common Stock Per Share Amount, the Common A Per Share Amount, the Common B Per Share Amount, the Series AA Per Share Amount, the Series A-1 Per Share Amount, the Series B Per Share Amount, the Series C Per Share Amount and the Series D Per Share Amount;

(iii)           the aggregate amount anticipated to be paid to each Stockholder at Closing in accordance with  Sections 1.6 and 1.7;

(iv)           the Allocable Portion of each Stockholder in the First Escrow Amount and in the Second Escrow Amount, the First Earn-Out Payment and the Second Earn-Out Payment; and

(v)           the Capitalization Table.

(b)           For purposes hereof, the “Net Working Capital” means balance sheet amounts as of the Closing Date reflecting the excess of all current assets of the Company (plus any amounts existing and deposited in severance pay funds of the Company) over any liabilities (short and long term) (including all obligations under the Plenus Loan Agreement (including VAT (except to the extent it is offset by a VAT credit)), the Company Transaction Expenses (to the extent unpaid prior to Closing Date) and deferred revenue) all determined on a consolidated basis in accordance with GAAP and consistent with past practices as of the close of business on the Closing Date. For purpose of determining the Net Working Capital: (i) deferred revenue for which cash has been received prior to the Closing shall be calculated at Cost of Delivery; (ii) deferred revenue for which cash has not been received prior to the Closing shall be calculated at Cost of Delivery; provided that the cash will be received within 60 days following the Closing (unless the Parent and Stockholders' Representative agree otherwise with respect to a specific invoice); and in any other event, such deferred revenue shall be calculated at full value; and (iii) maintenance renewals entered into prior to the Closing, shall be calculated at Cost of Delivery. “Cost of Delivery” shall mean: with respect to license and maintenance 20% of their deferred revenue value; and with respect to services 80% of its deferred revenue value.

For the purpose of determining the Net Working Capital, it is further specifically agreed that: (A) any Liabilities resulting from the application of the Financial Accounting Standards Board Interpretation (FIN) No. 48 (Accounting for Uncertainty in Income Taxes) will not be included in the calculation of Net Working Capital (“(FIN) No. 48”) including the costs and expense of performance of the (FIN) No. 48 (to the extent the performance of (FIN) No. 48 has not been otherwise required by the Company's auditors in order to issue a clean audited report for the Company's financial statements for the year ended on December 31, 2009), (B) accruals related to the employer costs payable to the employees of the Company and any Subsidiary during or with respect to prior notice of termination will be taken at $50,000, (C) liabilities as of the Closing Date shall exclude liabilities arising from Parent's post closing operational integration activities of the Company and/or its Subsidiaries such as relating to office moves, and/or change of suppliers, (D) the Retention Funds shall not be deemed a liability of the Company, and (E) contingent liabilities related to the Company's premises and car leases shall be excluded.

(c)           The Company shall make such information, personnel and resources available to Parent as may be reasonably necessary to enable Parent and its Representatives to review the Draft NWC. If the Draft NWC is less than zero, then the amount of such deficiency (on a dollar for dollar basis), shall reduce the Purchase Price and be withheld by the Parent until final determination of the Net Working Capital (the “NWC Withheld Amount”).  If the Draft NWC is equal to or greater than zero, then no adjustment to the Purchase Price shall be made at the Closing based on the Draft NWC.

(d)           Promptly following the Closing, but in any event no later than 60 days thereafter, the Surviving Corporation together with the relevant prior Company's employees and Stockholders' Representative shall prepare and deliver to the Parent audited financial statements on a detailed consolidated basis and separately broken down per each legal entity of the Company and its Subsidiaries as of the end of business on the Closing Date, prepared in accordance with GAAP consistently applied with the Company’s past practices and, within 5 Business Days thereafter, Surviving Corporation together with the relevant prior Company's employees and Stockholders' Representative shall prepare and deliver to the Parent the calculation of the Net Working Capital as of the end of business on the Closing Date, in accordance with the definition set forth in Section 1.11(b) (the “Closing NWC”).  The Closing NWC shall be accompanied by all relevant backup materials and schedules relating to the calculation of the Closing NWC, in detail reasonably acceptable to the Parent. Surviving Corporation shall make such information, personnel and resources available to the Parent as may be reasonably necessary to enable the Parent to review the Closing NWC; provided that the obligation to provide such information, personnel and resources shall be limited to normal business hours with reasonable prior notice and in such a manner so as not to interfere unreasonably with the conduct of its business.

(e)           In the event that the Parent disputes the Closing NWC, the Parent shall notify the Stockholders' Representative in writing (the “Parent Dispute Notice”) of the amount, nature and basis of such dispute, within 15 calendar days after delivery of the Closing NWC and the relevant backup materials referred to above; the Stockholders' Representative and the Parent shall first use their diligent good faith efforts to resolve such dispute among themselves.  If the Stockholders' Representative and the Parent are unable to resolve the dispute within 15 calendar days after delivery of the Parent Dispute Notice then any remaining items in dispute shall be submitted to one of the “Big 4” accounting firms jointly chosen by the Stockholders' Representative and the Parent, which in the absence of an agreement shall be Deloitte (the “Audit Firm”), whom Parent and the Stockholders' Representative hereby represent and warrant to the other that neither such party nor any of their Affiliates uses as its independent accountant or has any material relationship therewith.

(f)           The written decision of the Audit Firm shall be rendered within no more than 30 days from the date that the matter is referred to such firm and shall be final and binding on the parties hereto and shall not be subject to dispute or review.  Parent and the Stockholders' Representative shall cooperate in good faith with the determination process and the Audit Firm requests for information, including providing the Audit Firm with information as promptly as practicable after its request therefor. No particular procedures are intended to be imposed upon the Audit Firm, it being the desire of Parent and the Stockholders' Representative that any such dispute shall be resolved as expeditiously and inexpensively as reasonably practicable; provided, however, that Parent and the Stockholders' Representative shall be entitled to provide the Audit Firm with supporting documentation and shall be entitled to make an oral presentation to the Audit Firm in connection with the resolution of the items in dispute.  Each of Parent and the Stockholders' Representative shall be entitled to receive copies of all materials provided by the other to the Audit Firm in connection with the determination process and to make the same number of submissions and presentations to the Audit Firm as the other.  In making its determination on the disputed items, the Audit Firm shall make such determinations (i) only in accordance with the standards set forth in this Agreement, (ii) only with respect to the disputed items submitted to the Audit Firm, (iii) on a disputed item by disputed item basis (i.e., not in the aggregate), and (iv) where the result of the Audit Firm’s determination is either a number proposed by Parent or the Stockholders' Representative for the item in dispute or a compromise position between the ranges presented by Parent or the Company to the Audit Firm. Following any such dispute resolution (whether by mutual agreement of the parties or by written decision of the Audit Firm), the Closing NWC (as determined in such dispute resolution) shall be finally determined. Each of Parent and the Stockholders' Representative shall bear its own expenses and fees and expenses of its own Representatives, including its independent accountants, in connection with the preparation, review, dispute (if any) and final determination of the Closing NWC. The expenses of the Audit Firm shall be borne by the party whose aggregate estimate of the disputed amount differs most greatly from the determination of the Audit Firm.

(g)           Immediately upon the expiration of the 15 calendar day period for giving the Parent Dispute Notice, if no such notice is given, or upon notification by the Parent to the Stockholders' Representative that no such notice will be given, or immediately upon the resolution of disputes, if any, pursuant to this Section, the Purchase Price shall be adjusted as follows:

(i)           If the Draft NWC was equal to or greater than zero (i.e. the NWC Withheld Amount equals zero), then (a) if the Closing NWC is less than zero, then the amount of such deficiency (on a dollar for dollar basis), shall be subtracted from the Purchase Price and shall be repaid by the Indemnifying Stockholders (severally and not jointly, on a pro-rata basis determined by the Allocable Portion paid at the Closing to such Indemnifying Stockholders) to the Parent as instructed by the Parent in cash, and (b) if the Closing NWC is equal to or greater than zero, then no adjustment to the Purchase Price shall be made.

(ii)           If the Draft NWC was less than zero (i.e. the NWC Withheld Amount is a positive number), then (i) if the Closing NWC is less than zero but equal to or greater than the Draft NWC, then the portion of the NWC Withheld Amount representing the difference between the Draft NWC and the Closing NWC shall be paid by the Parent (through the Paying Agent) to the Stockholders in cash (in accordance with the each Stockholder's Allocable Portion paid at the Closing), and the portion of the NWC Withheld Amount representing the difference between the Closing NWC and Zero shall be retained by the Parent and deem subtracted from the Purchase Price, (ii) if the Closing NWC is less than the Draft NWC, then in addition to the NWC Withheld Amounts which shall be retained by the Parent, the difference between the Draft NWC and the Closing NWC shall be repaid by the Indemnifying Stockholders (severally and not jointly, on a pro-rata basis determined by the Allocable Portion paid at the Closing to such Indemnifying Stockholders) to the Parent in cash as instructed by the Parent, and (iii) if the Closing NWC is equal to or greater than zero, then the NWC Withheld Amounts shall be paid by the Parent (through the Paying Agent) to the to the Stockholders (in accordance with the each Stockholder's Allocable Portion paid at the Closing) and no adjustment to the Purchase Price shall be made.

(h)           Any post-Closing adjustment payments made under this Section 1.11 shall be treated as adjustments to the Purchase Price for all Tax purposes.

1.12           Earn-Out Payment.

(a)           The Parent (through the Paying Agent) shall pay to the Stockholders as additional consideration, the First Earn-Out Payment (if any) and the Second Earn-Out Payment (if any) based on Bookings of the Company since January 1, 2010 and future Bookings of the Company after the Closing Date, subject to the terms and conditions set forth in Exhibit G. In the event that the Investment Banker (as defined herein) shall be entitled to any consideration relating to the Earn-Out Payments, such consideration shall be deducted from the Earn-Out Payments to be paid to the Stockholders (to the extent such payment has not been accrued for in the Net Working Capital calculations).

(b)           The Company acknowledges that following the Closing (i) the Parent and its designees to the board of directors of the Surviving Corporation will have the power and right to control all aspects of the business and operations of the Surviving Corporation; (ii) the Parent and its designees to the board of directors of the Surviving Corporation will have the power and the right to determine all aspects of the Surviving Corporation’s existence; (iii) the Parent and its designees to the board of directors of the Surviving Corporation intend to exercise or refrain from exercising such power and right as they may deem appropriate and in the best overall interests of the Parent and its Affiliates as a whole taking into account their respective conditions and prospects from time to time; (iv)  operation of the Company’s business may impact the timing of Bookings and the Parent may refuse to enter into an arrangement that would increase Bookings during the First or Second Earn-Out Period; (v) the Parent and its Affiliates may in the future develop or acquire, products that compete, either directly or indirectly, with the Products and may make decisions with respect to such products that adversely effect Bookings or the Earn-Out Payment; and (vi) that any of the above actions may materially reduce the Stockholders' ability to receive the Earn-Out Payment pursuant to this Section 1.12; provided, that in each case (A) the board of directors of the Surviving Corporation shall act consistent with its fiduciary duties and in good faith, (B) the Parent shall not take any action the primary purpose of which is to reduce or eliminate the Earn-Out Payment obligations provided for by this Section 1.12.

(c)           Determination of Earn-Out Payment; Dispute Resolution. As soon as practicable, and in any event no later than the date that is 30 days upon the completion of each calendar quarter during each Earn-Out Period and prior to making any Earn-Out Payment, if any, hereunder, the Surviving Corporation shall deliver to the Stockholders Representative a schedule setting forth the Bookings achieved in the preceding quarter and the computation of the applicable Earn-Out Payment, if any, and a copy of the Bookings information used in making such computation and the relevant supporting documents. Upon receipt of such information, Stockholders Representative shall have the right to request a meeting with a senior officer of Parent who is capable of discussing the qualification of the Bookings and computation in order to discuss on going issues relating to the Surviving Corporation business and achievement of the required Bookings; provided however that no dispute procedure will be triggered in such meeting. The parties shall meet no later than 14 days from a receipt of a written request by the Stockholders Representative. As soon as practicable, and in any event no later than the date that is 30 days upon the completion of any Earn-Out Period and prior to making any Earn-Out Payment, if any, hereunder, the Stockholders Representative and a senior officer of the Surviving Corporation (other than senior officers that were Company's employees prior to the Closing) shall meet in order to discuss and agree in good faith on the Bookings achieved during the applicable Earn-Out Period. If an agreement was reached between the Stockholders' Representative and the representative of the Surviving Corporation, such agreement shall be conclusive and binding upon the parties hereto and the Earn-Out Payment (if any) shall be immediately paid. If no agreement is reached then within 10 days following such meeting, the Stockholders' Representative shall notify the Surviving Corporation in writing that it disagrees with the Surviving Corporation's computation and achievement of the applicable Bookings, if any. Such notice shall include a schedule setting forth the Stockholders' Representative’s computation of the applicable Earn-Out Payment together with a copy of any information, other than that previously provided by the Surviving Corporation, used in making such computation. As soon as possible thereafter, and not more than 7 days following the receipt of such notice from the Stockholders Representative, a senior officer of the Parent shall meet with the Stockholders Representative and the parties shall attempt in good faith to reach a resolution of such disagreement. The Surviving Corporation shall furnish the Stockholders Representative with all material information and documentation reasonably requested by the Stockholders Representative related to the resolution of such disagreement. If such disagreement is not resolved within the time frames above, then within 10 days after delivery of the Stockholders Representative’s notice, the parties shall request the Audit Firm to review the Bookings and to compute the amount of the applicable Earn-Out Payment as promptly as practicable and such computation shall be binding upon the parties hereto. The parties agree that Section 1.11(f) shall apply mutatis mutandis to the resolution of a dispute by the Audit Firm as set forth in this section. The expenses of the Audit Firm shall be borne by the party whose aggregate estimate of the disputed amount differs most greatly from the determination of the Audit Firm (provided that the Stockholders’ portion may be subtracted from the Earn-Out Payment otherwise payable). Parent (and/or the Surviving Corporation on its behalf) shall not be required to pay the portion of the Earn-Out Payment which is in dispute until five (5) Business Days after the earlier of: (i) the period during which the Stockholders Representative may object to the amount of the Earn-Out Payment has lapsed, or (ii) if properly contested in accordance with the provisions hereof, after the amount of the Earn-Out Payment has been agreed upon by the parties or calculated by the Audit Firm. Based on the determination of the quarterly Bookings, (i) in case there is no dispute on the Earn-Out Payment, the Earn-Out Payment will be made within 5 Business Days after determination of the Bookings of the last quarter of the respective Earn-Out Period and subject to the dispute mechanism and timing above; or (ii) in case there is dispute on the Earn-Out Payment, sixty percent (60%) of the undisputed Earn-Out Payment shall be paid within 5 Business Days after determination of the Bookings of the last quarter of the respective Earn-Out Period and remaining forty percent (40%) of such undisputed portion of the Earn-Out Payment together with any portion of the disputed portion of the Earn-Out Payment shall be made upon the agreement between the parties or upon the final amount calculated by the Audit Firm. In the event it is determined that Parent’s calculation differs by more than 10% from the final determination of any Earn-Out Payment, Parent shall, in addition to the payment of the Earn-Out Payment pay interest with respect to the disputed amount and the held back undisputed amount (as set forth above) at a rate of three-months LIBOR from the date that the Earn-Out Payment should have been paid to the date of actual payment.

(d)           March 31, 2010 Bookings. The parties agree that the Bookings for the first quarter of 2010, are US$3.132 million.

(e)           Triggering Events. Notwithstanding anything to the contrary in this Agreement, at the end of each applicable Earn-Out Period, in the calculation and discussions relating to the Bookings and the Earn-Out Payment for such period, the Stockholders' Representative shall be entitled to claim that a Triggering Event (as defined below) has occurred during the applicable Earn-Out Period, and that, as such, the Stockholders are entitled to the full Earn-Out Payment as if the targets for earning the Earn-Out Payments for the applicable Earn-Out Period(s) were fully achieved for such Earn-Out Period (provided however, that if a Triggering Event occurred during the 1st Earn-Out Period and is not cureable during the 2ND Earn-Out Period, all Earn-Out Payments shall be paid); provided that the Stockholders' Representative shall be entitled to raise such matter for discussion during the quarterly discussions; provided, that any dispute mechanism or early payment of the Earn-Out Payments will be triggered only at the end of each Earn-Out Period. In the event that such a claim is made, the parties shall discuss such matter in good faith and the provisions of Section 1.12(c) shall apply to any dispute relating thereto.  A “Triggering Event” shall mean the occurrence of any extreme event relating to the Company’s or the Surviving Corporation’s business caused by the actions or omissions of the Parent or its Affiliates, such as any of the events listed below, provided that in any event (including the below), a Triggering Event shall only be deemed to occur if such event (i) materially adversely impacts the Company's and/or Surviving Corporation's business, including sales of the Company Products during any of the Earn-Out Periods; and (ii) has not been cured in a timely manner during the Earn-Out Period in which such event has occurred. For the purpose of determining whether a Triggering Event has occurred, all Parent actions with respect to the Company Products and business during the relevant Earn-Out Period shall be taken as a whole including events that have a positive impact on the sales of the Company Products. Subject to the foregoing, Triggering Events include (but not limited to) the following events:

(i)           in the event that the Parent ceases to have substantial operations in the Company’s field of business; or

(ii)           in the event that the Parent has significantly reduced all sales efforts, direct and indirect (through third parties), regardless of whether such efforts are successful or not, with respect to all of the Company’s Products;

(iii)           in the event that Surviving Corporation's line of business is sold or transferred to a third party; or

(iv)           in the event of a decrease in the number of sales persons in the North America region or the European region to less than one sales person; for the purpose of this clause, a sales person should have substantially the same qualifications and experience to sell Company's Products (or similar products) as the Company's sales persons in office as of the date hereof.

1.13           Withholding.  The Parent and the Merger Sub, the Escrow Agent and the Paying Agent, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Holder such amounts as the Parent is required to deduct and withhold with respect to such payment under the Code or the Israeli Income Tax Ordinance [New Version] 1961, as amended (the “Ordinance”), or other applicable Tax law and practice, unless, within five (5) Business Days prior to such deduction and withholding, such Company Holder provides the Parent (together with the signed Letter of Transmittal) an unequivocal approval or certification from the applicable Taxing Authorities instructing the Parent otherwise; provided that no withholding shall be made in connection with the payment from the Parent to the Paying Agent. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Company Holder in respect of whom such deduction and withholding was made, and Parent shall provide evidence of such withholding as reasonably required and requested by such Company Holder. Any amounts deducted and withheld pursuant to this Section 1.13 shall be remitted to the relevant Taxing Authority in accordance with applicable Law not earlier than 3 Business Days prior to the last day that such Tax payments are due and provided that such Company Holder has not provided a valid reduction or exemption certificate or ruling issued by a relevant Tax authority prior to such day.

1.14           Deposits and Payment Procedures.

(i)           Payment of Cash to Stockholders.  At the Closing, the Parent shall, or shall cause the Merger Sub to, deposit with the Paying Agent, for payment in accordance with this Article I, an amount in cash equal to each Indemnifying Stockholder’s Allocable Portion (from the Distributable Proceeds due to be paid at the Closing) as adjusted in accordance with Section 1.11 minus the First Escrow Amount,  all as set forth in the Closing Payment Certificate; provided that any amounts due with respect to the holders of shares of Series AA Preferred Stock, shall be deposited, as applicable, with (A) the Company for payment to the participants thereof that are not subject to Section 102, pursuant to the standard payroll procedures of the Company, or (B) the Person acting as a trustee pursuant to Section 102 for payment to the participants thereof that are subject to Section 102.

(ii)           Deposit of Escrow Amount; Establishment of Escrow Fund.  The Parent shall, or shall cause the Merger Sub to, deposit with the Escrow Agent that amount of cash equal to the First Escrow Amount out of the Purchase Price in order to support the Stockholders’ indemnification obligations under Article VII. The Second Escrow Amount shall be deposited with the Escrow Agent only in the event the First Earn-Out Payment (in whole or in part) is payable (and out of the First Earn-Out Payment), in accordance with the terms and conditions of the Earn-Out Payments set forth in Exhibit G. The First Escrow Amount and the Second Escrow Amount (if deposited subject to the terms herein), when deposited with the Escrow Agent shall constitute the Escrow Fund and be subject to the terms and provisions set forth herein and in the Escrow Agreement attached hereto as Exhibit B.  The portion of the Escrow Amount allocable to an Indemnifying Stockholder (not including a holder of Dissenting Shares) shall be determined in accordance with the Allocable Portion of each such Stockholder. For the avoidance of doubt, if the First Earn-Out Payment earned (if any) is not sufficient to cover the full Second Escrow Amount, the Indemnifying Stockholders shall not be required to deposit any portion of the Second Escrow Amount except for First Earn-Out Payment actually earned and is being deposited by Parent pursuant to this Agreement. In the event that the Investment Banker shall be entitled to any consideration relating to the release of the Escrow Funds, such consideration shall be deducted from the Escrow Funds to be released to the Indemnifying Stockholders (to the extent such payment has not been accrued for in the Net Working Capital calculations).

(b)           Delivery of Company Shares Certificates.  As soon as reasonably practicable after the date hereof, the Company shall cause to be mailed to each holder of record of certificates of Company Shares (the “Company Share Certificates”)  that are to be converted into the right to receive a cash payment pursuant to Section 1.6 at the address registered with the Company for each such Stockholder (i) a letter of transmittal in the form attached hereto as Schedule 1.14(b) (the "Letter of Transmittal"); and (ii) instructions for use in effecting the surrender of the Company Share Certificates in exchange for the applicable cash amount provided herein.  At the Closing, upon surrender of a Company Share Certificate for cancellation to the Parent (or a suitable affidavit as set forth in Section 1.12(h)), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Share Certificate shall be entitled to receive from the Parent (through the Paying Agent) upon the surrender thereof the cash amount, to which such Stockholder is entitled pursuant to Section 1.6, and the Company Share Certificates so surrendered shall be cancelled.  Until surrendered, each outstanding Company Share Certificate will be deemed from and after the Effective Time, for all purposes to evidence only the right to receive the cash amount (without interest) into which such Company Shares shall have been so converted.  No amount will be paid to the holder of any unsurrendered Company Share Certificate with respect to Company Shares until the holder of record of such Company Share Certificate shall surrender such Company Share Certificate (or provide a suitable affidavit as set forth in Section 1.12(h)) and the Letter of Transmittal pursuant hereto.

(c)           Transfers of Ownership.  If any cash amounts are to be disbursed pursuant to Section 1.6 hereof to any Person other than the Person whose name is reflected on the Company Share Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that (i) the Company Share Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, and (ii) the person requesting such payment will have paid to the Parent, or any agent designated by it, any transfer or other Taxes required by reason of the issuance of payment in any name other than that of the registered holder of the Company Share Certificate surrendered, or established to the satisfaction of the Parent or any agent designated by it that such Tax has been paid or is not payable.

(d)           No Interest With Respect to Company Securities.  Without derogating from the obligations of the Parent or the Merger Sub to timely pay all amounts due hereunder, no interest will be paid to the holder of any unsurrendered Company Share Certificate with respect to any cash amount payable in respect of the Company Shares represented thereby.

(e)           Lost, Stolen or Destroyed Certificates.  In the event that any Company Share Certificate shall have been lost, stolen or destroyed, the Stockholder who owns such Company Share Certificate shall deliver an affidavit of that fact to the Parent; provided that the Parent may, in its discretion, require such Stockholder to provide an indemnity as the Parent may reasonably require as indemnity against any claim that may be made against the Surviving Corporation or the Parent with respect to the applicable Company Share Certificate alleged to have been lost, stolen or destroyed.

(f)           No Further Ownership Rights in Company Capital Stock.  All cash amounts paid in respect of the surrender for exchange of Company Shares, Company Options shall be deemed to be full satisfaction of all rights pertaining to such Company Shares, Company Options and there shall be no further registration of transfers on the records of the Company or the Surviving Corporation of Company Shares which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Company Stock Certificates, Company Options are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(g)           No Liability.  Notwithstanding anything to the contrary, none of the Parent, the Merger Sub, the Paying Agent, nor any other party hereto shall be liable to any Company Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notice of any such payment shall be delivered to the applicable Company Holder promptly thereafter.

ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Company’s disclosure schedules dated as of the date of this Agreement and delivered to the Parent and the Merger Sub herewith (the “Company Disclosure Schedules”), the Company represents and warrants to the Parent and the Merger Sub that the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date.

2.1           Organization; Corporate Power.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified, licensed or admitted to do business and, to the extent applicable, in good standing as a foreign corporation in, all jurisdictions in which its ownership, use, licensing or leasing of its property or the conduct of business requires it to be qualified except where failure to be so qualified would not have a Material Adverse Effect.  Schedule 2.1 sets forth each jurisdiction, whether foreign, federal, state or local, in which the Company is qualified to do business.

(b)           The Company possesses all requisite corporate power and authority necessary to own, operate and lease and license its properties, to carry on its business as now conducted and as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party.

(c)           Copies of the Company’s organizational documents have been provided to the Parent and reflect all amendments made thereto at any time prior to the date hereof and are true, correct and complete.

2.2           Capitalization and Related Matters.

(a)           The authorized capital stock of the Company consists only of seventy two million seven hundred thousand (72,700,000) shares of Common Stock, of which  (i) sixty eight million (68,000,000) are designated as Common Stock, of which 5,866,880  are issued and outstanding; (ii)  three million three hundred fifty thousand (3,350,000) shares  are designated as Common A Stock, of which 3,335,278 are issued and outstanding; (iii) one million three hundred fifty thousand (1,350,000) shares  are designated as Common B Stock, of which 926,684  are issued and outstanding, and forty five million two hundred thousand (45,200,000)  shares of Preferred Stock, of which (i) 10,000,000 shares are designated as Series AA Preferred Stock, none of which are issued and outstanding as of the date hereof, (ii) two million one hundred thousand (2,100,000) shares are designated as Series A-1 Preferred Stock, of which 2,089,809  are issued and outstanding as of the date hereof, and (iii)  seven million two hundred thousand (7,200,000) shares are designated as Series B Preferred, of which 6,813,622  are issued and outstanding as of the date hereof, (iv)  Five Million Four Hundred Thousand (5,400,000) shares are designated as Series C Preferred, of which 5,300,024 are issued and outstanding as of the date hereof; (v)  Thirty Million Five Hundred Thousand (30,500,000)  shares are designated as Series D Preferred, of which 17,134,596  are issued and outstanding as of the date hereof.  The Company has reserved 12,321,750 shares of Common Stock for issuance under the Company Option Plans, of which options to purchase an aggregate of 9,240,895 shares are issued and outstanding as of the date of this Agreement, and 2,580,170 of which remain available for issuance under the Company Option Plans as of the date of this Agreement.  Other than under the Company Option Plan, there are no issued and outstanding warrants or similar instruments to purchase Company Shares. All of the issued and outstanding shares of Common Stock and Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable federal, state and foreign securities Laws.  No shares of Common Stock or Preferred Stock are held in treasury or are authorized or reserved for issuance. There are no accrued but unpaid dividends payable by the Company on any Company Shares.

(b)           Schedule 2.2(b) sets forth a true and complete list of (X) the Stockholders, listing for each Stockholder: (A) his, her or its name and (B) the number of shares of Common Stock and Preferred Stock owned by such Stockholder, and (Y) the holders of Company Options, listing for each such holder: (A) his, her or its name and (B) the number of options to purchase shares of Common Stock and Preferred Stock owned by such Stockholder.  The Capitalization Table to be delivered prior to the Closing Date is complete and accurate in all respects as of the Closing Date.

(c)           Except for the Company Securities, there are no outstanding (i) shares of capital stock of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock of the Company or containing any profit participation features; or (iii) options, warrants, calls, subscriptions or other rights to acquire from the Company or other obligations of the Company to issue, any capital stock or securities convertible into or exchangeable for capital stock of the Company or any equity appreciation rights or phantom equity plans, whether granted under the Company Option Plans or otherwise.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire or retire for value any Company Securities. Except as set forth in Schedule 2.2(c), there are no statutory or contractual preemptive or similar rights, rights of first refusal or registration rights with respect to the Company Securities to which the Company is a party.  Except as set forth in Schedule 2.2(c), there are no agreements to which the Company is a party with respect to the voting or transfer of the Company Securities. The Company has not violated any applicable federal, state or foreign securities Laws or any preemptive or similar rights created by statute, organizational document or agreement to which the Company is a party in connection with the offer, sale or issuance of any of the Company Securities.  There is no liability for, or obligation of the Company with respect to, the payment of dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any Equity Interests of the Company, and there are no restrictions of any kind which prevent the payment of the foregoing by the Company. The allocation of the Distributable Proceeds to the holders of Series AA Preferred Stock, including the designation of the recipients of such shares and the allocation among such recipients, has been duly adopted and will be effected in accordance with the Certificate of Incorporation, in compliance with all applicable Laws and without breaching any Contract or other obligation or undertaking to which the Company is a party.

(d)           Except for the Company Option Plans and as set forth on Schedule 2.2(d), the Company has not adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person.  Schedule 2.2(d) sets forth for each Company Option outstanding as of the date of this Agreement: (A) the name of the holder of such Company Option; (B) the number of Company Shares issuable upon the exercise of such Company Option; (C) the exercise price of such Company Option; (D) the date of grant of such Company Option; (E) the date of expiration of such Company Option; and (F) the vesting schedule for such Company Option, including the extent vested to date and whether the vesting of such Company Option is subject to acceleration as a result of the transactions contemplated by the Transaction Documents or any other events; and (G) whether any Company Option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code.  Each grant of Company Options was duly authorized Except as set forth on Schedule 2.2(d), as of the date of this Agreement, all holders of Company Options are current employees of the Company.

2.3           Subsidiaries.

(a)           Schedule 2.3(a) lists each Subsidiaries’ type of entity, jurisdiction and date of incorporation or organization, authorized Equity Interests, the number and type of its issued and outstanding Equity Interests, and the current ownership of such Equity Interests.

(b)           Except for the Subsidiaries, there are no other corporations, limited liability companies, partnerships, joint ventures, associations or other entities or Persons in which the Company or its Subsidiaries owns, of record or beneficially, any direct or indirect Equity Interest or any right (contingent or otherwise).

(c)           Each of the Subsidiaries (i) is duly organized and validly existing under the laws of its state of incorporation, is duly qualified, licensed or admitted to do business and, to the extent applicable, in good standing as a foreign corporation in, all other jurisdictions in which its ownership or use, licensing or leasing of its property or the conduct of business requires it to be qualified except where failure to be so qualified would not have a Material Adverse Effect, and (ii) possesses all requisite organizational power and authority to own, operate, lease or license its properties, to carry on its business as now conducted or as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement and the other Transaction Documents.  Copies of each of the Subsidiaries’ organizational documents have been provided or made available to the Parent and reflect all amendments made thereto at any time prior to the date hereof and are true, correct and complete.  Each of the Subsidiaries is not in violation of any provision of its organizational documents.

(d)           All of the issued and outstanding shares of capital stock of each of the Subsidiaries has been duly authorized and validly issued, and are fully paid and non-assessable. Except as set forth in Schedule 2.3(a), the Company owns (beneficially and of record) all of the outstanding Equity Interests of the Subsidiaries, free and clear of any Liens, other than restrictions on transfer arising under applicable federal and state securities Laws and the organizational documents of such Subsidiary.  Except as set forth on Schedule 2.3(d), there are no outstanding Equity Interests of the Subsidiaries.  There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire or retire for value any Equity Interest of the Subsidiaries.  There are no statutory or contractual preemptive or similar rights, rights of first refusal or registration rights with respect to any Equity Interest of the Subsidiaries except as may be set forth in the organizational  documents of each Subsidiary.  There are no agreements with respect to the voting or transfer of any Equity Interest of the Subsidiaries except as may be set forth in the organizational  documents of each Subsidiary.

(e)           The Subsidiaries have not violated any applicable foreign, federal or state securities Laws or any preemptive or similar rights created by statute, organizational document or agreement in connection with the offer, sale or issuance of any Equity Interest of the Subsidiaries.  There is no Liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any Equity Interest of the Subsidiaries, and, except as set forth on Schedule 2.3(d), there are no restrictions of any kind which prevent the payment of the foregoing by the Subsidiaries.

(f)            e-Glue USA Inc. PA has no existing Liability, has not entered into, and is not a party to, any Contract or other obligation, has never engaged any contractor, employee or consultant, or has ever conducted any business activities, and has not issued any share capital.

2.4           Authorization.  The Company possesses all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which the Company is a party and to consummate the transactions contemplated hereunder and thereunder.  The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party have been duly authorized by the Company.  All corporate actions and proceedings required to be taken by or on the part of the Company to authorize and permit the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party have been duly and properly taken, except for, to the extent required by the transactions contemplated by the Transaction Documents, any vote or consent of the Stockholders approving such transactions, which vote or consent has been obtained prior to the Closing Date.  This Agreement has been, and each other Transaction Document to which the Company is a party has been or will be, duly and validly executed and delivered by the Company.  This Agreement constitutes, and each other Transaction Document to which the Company is a party constitutes or will constitute, when so duly and validly executed and delivered, a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, in each case subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.5           No Conflict; Required Filings and Consents.

(a)           The execution and delivery by the Company of this Agreement does not, and the execution and delivery by the Company of the other Transaction Documents to which the Company is a party and the performance of this Agreement and such other Transaction Documents will not, (i) conflict with or violate any provision of the organizational documents of the Company or its Subsidiaries; (ii) assuming that all consents, approvals, authorizations and permits set forth on Schedule 2.5(b) have been obtained and all filings and notifications set forth on Schedule 2.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, its Subsidiaries or any of their respective Affiliates or by which any property or asset of the Company, its Subsidiaries or any of their respective Affiliates is bound or affected; (iii) except as set forth on Schedule 2.5(a), (A) require any consent or approval under, (B) require the making of any filing with or the giving of notice to any Person under, (C) result in any material violation or breach of or any substantial loss of any benefit under, (D) constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or (E) give to others any right of termination, vesting, amendment, acceleration or cancellation of, any material Contract to which the Company or any of the Subsidiaries is a party or to which the Assets and Properties are bound; (iv) result in the creation or imposition of a Lien on any Assets and Properties of the Company, any of its Subsidiaries or any of their respective Affiliates; or (v) cause the Company, any of its Subsidiaries or any of their respective Affiliates to become subject to, or to become liable for the payment of, any Tax.

(b)           Except as set forth on Schedule 2.5(b), the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party does not, and the performance of this Agreement and such other Transaction Documents by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

2.6           Books and Records; Organizational Documents.  The minute books and stock record books and other similar records of the Company and its Subsidiaries have been provided or made available to Parent or its counsel prior to the execution of this Agreement, and are complete and correct in all material respects. Such minute books contain a true and complete record of all significant actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, directors, committees of the board of directors of the Company and its Subsidiaries from the date of the Company’s and/or Subsidiaries incorporation or formation through the date hereof.

2.7           Financial Statements.

(a)           The Company has delivered to the Parent true, correct and complete copies of the Company’s (a)  consolidated balance sheet and profit and loss report as of March 31, 2010 based on the details and information existing in the Company’s systems as of the date hereof (the “Q1 Report”), (b) audited consolidated balance sheets and related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for the fiscal years ended December 31, 2008, and 2007 (the “Audited Financial Statements”), and (c) a draft of the unaudited consolidated balance sheets and related unaudited consolidated statements of income, changes in stockholders’ equity, and cash flow for the fiscal years ended December 31, 2009 (the “Latest Balance Sheet”) (the “2009 Unaudited Financial Statements, and together with the Q1 Report and the Audited Financial Statements, the “Company Financial Statements”).  Each of the foregoing financial statements (including in all cases the notes and schedules thereto, if any) (i) is true and complete in all material respects in accordance with GAAP (except that the Q1 Report and the Latest Balance Sheet do not include  a statement of changes in stockholders' equity report but include the equity line item in the balance sheet); (ii) is consistent with the books and records of the Company and each of its Subsidiaries (which, in turn, are accurate and complete in all material respects); (iii) has been prepared in accordance with GAAP consistently applied throughout the periods covered thereby (except that the Q1 Report and the Latest Balance Sheet do not include change in stockholders' equity report); and (iv) presents fairly in all material respects in accordance with GAAP the consolidated financial condition, results of operations stockholders’ equity (except with respect to the Latest Balance Sheet and Q1 Report which do not include change in stockholders' equity report) and cash flow of the Company and its Subsidiaries as of the dates and for the periods referred to therein, subject to normal year-end adjustments and the absence of notes with respect to the Q1 Report and the Latest Balance Sheet.  Since January 1, 2010, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of the Company.  During the said periods of the Company's Financial Statements, no audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company.

(b)           Except as set forth in Schedule 2.7(b), the Company has at all times (i) made and kept accurate books and records in all material respects in accordance with GAAP and (ii) maintained, enforced and complied with internal accounting controls that have at all times provided reasonable assurance that (A) transactions are (and have been) executed in accordance with management’s authorization, (B) transactions are (and have been) recorded as necessary to permit preparation of its financial statements and to maintain accountability for its Assets and Properties, (C) the reported accountability for its Assets and Properties is (and has been) compared with existing Assets and Properties at reasonable intervals, (D) all information required to be reported or reflected in the Company Financial Statements is (and has been) recorded, processed and summarized and reported to the appropriate members of the Company’s management and made available to the Company’s auditors.  During the periods covered by the Company Financial Statements, there has been no fraud, whether or not material, involving any member of the Company’s board of directors or management or to the Company’s Actual Knowledge, any other employee of the Company who has a significant role in the Company’s internal control over financial reporting.

2.8           Absence of Undisclosed Liabilities.  Except as set forth in Schedule 2.8, the Company has no Liability, except for Liabilities (a) reflected or reserved against on the face of the Latest Balance Sheet to the extent required by GAAP; (b) incurred in connection with the execution of this Agreement; (c) of the type reflected on the face of the Latest Balance Sheet which have arisen since the date of the Latest Balance Sheet in the ordinary course of business that are less than US$100,000  individually or that with all other such Liabilities do not exceed US$200,000 in the aggregate.

2.9           Absence of Certain Developments.  Since January 1, 2010, the Company has conducted its business in the ordinary course and there has not occurred any event or development that, individually or in the aggregate, has had or would reasonably likely be expected to have a Material Adverse Effect.  Since January 1, 2010 the Company has not:

(a)           sold, leased, licensed (as licensor), assigned, disposed of or transferred (including transfers to the Company or any of its respective employees or Affiliates) any of its Assets and Properties, except for licenses to customers in the ordinary course of business;

(b)           mortgaged, pledged or subjected to any Lien any portion of its Assets and Properties;

(c)           made or agreed to make any capital expenditure or commitment for additions to property, plant or equipment of the Company constituting capital assets in an amount exceeding $75,000 in the case of any individual expenditure or $150,000 in the aggregate;

(d)           acquired (including, by merger, consolidation, or acquisition of stock or Assets and Properties) any Equity Interest in any Person or any division thereof or any Assets and Properties, other than acquisitions of Assets and Properties in the ordinary course of business;

(e)           incurred any indebtedness or assumed or guaranteed the obligations of any Person;

(f)           entered into any strategic alliance, joint development or joint marketing Contract or any other Contract with a third party that is not on arm’s length terms or is not in the ordinary course of business;

(g)           amended (in any material respect), modified (in any material respect), accelerated or terminated any material Contract to which the Company, its Subsidiaries or the Assets and Properties are bound;

(h)           entered into or amended (in any material respect) any Contract pursuant to which any other Person is granted manufacturing, marketing, distribution, licensing or similar rights of any type or scope with respect to any Company Product, service or technology of the Company, Company Intellectual Property or Company In-Licensed Intellectual Property, other than as contemplated by the Contracts and Licenses disclosed in the Company Disclosure Schedules;

(i)           issued, sold, pledged, disposed of, encumbered or transferred any Equity Interests of the Company;

(j)           declared, set aside, or distributed any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (or other Equity Interests), or entered into any Contract with respect to the voting of its capital stock (or other Equity Interests);

(k)           reclassified, combined, split, subdivided or redeemed, purchased or otherwise acquired, directly or indirectly, any of its capital stock (or other Equity Interests);

(l)           waived, released, assigned, settled or compromised any material rights or claims, or any material litigation or arbitration;

(m)           disclosed any trade secrets (including source code for the Company Technology) or other proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement;

(n)           suffered theft, damage, destruction or casualty loss to its Assets and Properties, whether or not covered by insurance;

(o)           except as required to comply with applicable Law or any Employee Benefit Plan in effect as of January 1, 2010, (i) granted to any current or former director, officer, employee or consultant of the Company (each, a “Participant”) any increase in compensation or benefits (except in the case of non-management level employees, any increase in compensation or benefits in the ordinary course of business consistent with past practice); (ii) granted to any Participant any increase in target bonus opportunity except in the ordinary course of business; (iii) granted to any Participant any right to receive, or any increase in, change of control, retention, severance or termination pay; (iv) established, adopted, entered into or amended any Employee Benefit Plan or collective bargaining agreement (except to reflect changes in plan administration or in the ordinary course of business consistent with past practice); or (v) took any action to accelerate the vesting or payment of any compensation or benefits under any Employee Benefit Plan or took any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan;

(p)           made loans or advances to, guarantees for the benefit of, or any investments in, any Person which are outstanding as of the date hereof;

(q)           forgave any loans to directors, officers, employees or any of their respective Affiliates;

(r)           made any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(s)           (i) accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (ii) delayed or accelerated payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; (iii) made any changes to cash management policies; (iv) delayed or postponed the repair or maintenance of their properties; or (v) varied any inventory purchase practices in any material respect from past practices;

(t)           written up, written down or written off the book value of any Assets and Properties, except for depreciation and amortization in accordance with GAAP consistently applied;

(u)           failed to pay or otherwise satisfy any Liability of the Company presently due and payable, except such Liabilities which are being contested in good faith by appropriate means or procedures and which, both individually and in the aggregate, are immaterial in amount;

(v)           failed to renew any insurance policy; no insurance policy of the Company has been cancelled or materially amended; and the Company has given all notices and presented all claims (if any) under all such policies in a timely fashion;

(w)           made or changed any Tax election, settled or compromised any claim, notice, audit report or assessment in respect of Taxes, changed any annual Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrendered any right to claim a Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or

(x)           agreed or committed to do any of the foregoing.

2.10           Tangible Assets.  The Company has good and marketable title to, a valid leasehold interest in or a valid license to use, all the tangible properties and assets used by it, located on it’s premises, or shown on the Latest Balance Sheet or acquired thereafter (the “Tangible Assets”), free and clear of all Liens except for Liens pursuant to the Plenus Loan Agreement. The Tangible Assets are in good operating condition (normal wear and tear excepted), and are fit in all material respects for use in the ordinary course of business.  The Company has good and marketable title to, a valid leasehold interest in, or a valid license to use, all the material tangible properties and assets necessary or desirable for the current and proposed operation of its business.

2.11           Intellectual Property.

(a)           Schedule 2.11(a) contains a true and complete list of all Company Registered Intellectual Property as of the date hereof, including the following: (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed or from which the registration was issued, such jurisdiction, the date of filing or issuance and the present status thereof; (ii) for each registered trademark, trade name or service mark (including all trademarks, trade names, or service marks that the Company has used with the intent of creating or benefiting from any common law rights relating to such marks), the application serial number or registration number, for each country, province or state in which the mark or application has been filed or from which the registration issued, such country, province or state, the date of filing or issuance, the class of goods covered, and the present status thereof; (iii) any URL or domain name; (iv) each registered mask work; (v) for each registered copyrighted work, the number and date of registration for each by country, province and state in which a copyright application has been registered, and (vi) any Actions pending as of the date hereof before any Governmental Entity (including the PTO or equivalent authority anywhere in the world) relating to any of the Company Registered Intellectual Property.

(b)           Schedule 2.11(b) sets forth all Contracts and Licenses to which the Company is a party with respect to any Intellectual Property other than Non-Critical Software and Open Source Software, including a true and complete list of all Licenses and other Contracts pursuant to which the Company is granted rights in any Company In-Licensed Intellectual Property (excluding any Open Source Software and Non-Critical Software) (i) embedded or incorporated into or distributed with any Company Product, (ii) used by the Company in the development or support of any Company Product, or (iii) used or held for use by the Company for any other purpose (excluding, for purposes of subsection (iii) only, any Non-Critical Software).

(c)           The  Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such Company Registered Intellectual Property have been paid (to the extent such are due for payment prior to the date hereof) and all necessary documents and certificates in connection with such Company Registered Intellectual Property (to the extent such are due for filing prior to the date hereof) have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property, and all assignments (and licenses where required) of the Company Registered Intellectual Property have been duly recorded with the appropriate Governmental Entity.  Schedule 2.11(c)(i) includes a true and complete list of the next material actions that must be taken within sixty (60) days after the Closing with respect to any of the Company Registered Intellectual Property, including the payment of any registration, maintenance, renewal fee, annuity fee and Tax or the filing of any document, application or certificate for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.  In each case in which the Company has acquired ownership of any Intellectual Property from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property, including, except as set forth on Schedule 2.11(c) (ii), the right to seek past and future damages with respect to such Intellectual Property, to the Company.  The Company has recorded each such assignment of Registered Intellectual Property with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office, or their respective equivalents in all relevant foreign jurisdictions, as the case may be to the extent necessary in order to comply with any registration requirements.  The Company has not made any claim of a particular status, including “small entity status,” in the application for any Intellectual Property which was either inaccurate when made or was thereafter denied or withdrawn.

(d)           The Company has complied in all material aspects with the duty of candor and disclosure to the PTO and any relevant foreign patent office with respect to all patent applications filed by or on behalf of the Company and has made no material misrepresentation in such patent applications.  The Company has no Knowledge (and without conducting any inquiry of third parties, patent search or a "freedom to operate" study) of any information that would preclude the Company from having clear title to such patent applications and to the patents which have issued or which may issue therefrom.

(e)           The Company Intellectual Property and Company In-Licensed Intellectual Property includes all the Intellectual Property used in and/or necessary for the conduct of its business, including Intellectual Property necessary for the design, development, distribution, marketing, manufacture, use, import, license and sale of the Company Products.  The Company (i) owns all right, title and interest in and to the Company Registered Intellectual Property and Company Technology, free and clear of any Liens except under the Plenus Loan Agreement, and (ii) has all right, title and interest in, to and under, or valid and enforceable rights under Contracts to use, all other Intellectual Property and Technology, including Company In-Licensed Intellectual Property, used in and/or necessary for the conduct of its business, including Intellectual Property necessary for the design, development, distribution, marketing, manufacture, use, import, license and sale of the Company Products. All such licensed Intellectual Property and rights to use Technology will not cease to be valid and enforceable rights of the Company solely by reason of the execution, delivery and performance of this Agreement, or by any ancillary agreements executed in connection with this Agreement, or the consummation of the transactions contemplated hereby or thereby. Any Intellectual Property developed by the Company for a customer and which belongs to such customer has not, and is not required to be, used in the conduct of the Company’s business, as currently conducted (excluding for the avoidance of doubt, general skills, know how and knowledge related to the Company's Intellectual Property acquired during the provisions of services to such customer which does not belong to such customer).

(f)           None of the Company Intellectual Property is required to be licensed under any forum, consortium or other standards body agreement.  The Company has not made any written submission to, and is not subject to any agreement with, any standards bodies or other entities for a determination of essentiality to or inclusion in an industry standard or that would obligate the Company to grant licenses to or otherwise impair its control of the Company Intellectual Property, the Company Technology or the Company Products, nor has any third-party request been made therefor.

(g)           Except as set forth in Schedule 2.11(g), no Open Source Software is incorporated (either directly by the Company, or indirectly, by the incorporation of third party software that itself incorporates Open Source Software) into any of the Company Products. The Company has not used any Open Source Software that (i) creates or imposes, or purports to create or impose, any obligation on the Company with respect to any Company Product, or (ii) grants, or purports to grant, to any third party, any rights or immunities under Intellectual Property, including by using any Open Source Software that requires, as a condition of use, modification and/or distribution of such Open Source Software that other software incorporated into, derived from or distributed with such Open Source Software be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) be redistributable at no charge.  None of the Company Products contains, to the Company's Knowledge, any Harmful Code, and the Company has used commercially reasonable efforts to prevent the introduction of such Harmful Code to all Software that is incorporated in or provided with the Company Products.

(h)           To the Company's Knowledge, there is no Contract or License between the Company and any other Person with respect to Company Intellectual Property or Company In-Licensed Intellectual Property under which there is any dispute regarding the scope of such Contract or License, or performance under such Contract or License, including with respect to any payment to be made or received by the Company thereunder. The Company is not bound by, and no Company Intellectual Property, or Company Technology is subject to, any agreement or arrangement containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Intellectual Property, or Company Technology anywhere in the world.  The Company has not transferred ownership of, or granted any exclusive license with respect to, any Company Intellectual Property, or Company Technology to any other Person.  Except as set forth in Schedule 2.11(h), the Company is not obligated to provide any consideration (whether financial or otherwise) or account to any third party with respect to any exercise of rights by the Company, or any successor to the Company, in any Company Intellectual Property, Company In-Licensed Intellectual Property, Company Technology, or Company Product.

(i)           To the Knowledge of the Company (without conducting any inquiry of third parties, patent search or a "freedom to operate" study), no Person  violated, infringed upon, misappropriated, or otherwise misused any Company Intellectual Property or is currently doing so.  The Company has not brought any Action for infringement of Intellectual Property or breach of any License or Contract involving Intellectual Property against any Person.  There is no Action pending or, to the Knowledge of the Company, threatened in writing (i) alleging infringement, misappropriation or any other violation of any Intellectual Property of any Person by the Company or any of their respective products or services, or (ii) challenging the scope, ownership, validity, or enforceability of any Company Intellectual Property. Without limiting the foregoing, no interference, opposition, reexamination, or other legal proceeding initiated by a third party is or has been pending or, to the Company’s Actual Knowledge, threatened in writing, in which the scope, validity, or enforceability of any of the Company Intellectual Property is being or has been challenged.  None of the Company Intellectual Property or to the Company's Actual Knowledge Company In-Licensed Intellectual Property has been adjudged invalid or unenforceable in whole or part and, to the Knowledge of the Company, all Company Intellectual Property is valid and enforceable (without conducting any inquiry of third parties, patent search or a "freedom to operate" study). None of the Company Intellectual Property, or the Company Technology is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity (other than office actions and correspondence regarding pending patent applications and trademark applications) restricting the rights of the Company with respect thereto.

(j)           The operation of the Company’s business, including the design, development, distribution, marketing, manufacture, use, import, license, and sale of Company Products, or Company Technology, or exploitation of the Company Intellectual Property does not (i) infringe the Intellectual Property of any Person, (ii) violate any term or provision of any License or Contract concerning such Intellectual Property to which the Company is a party to;  or (iii) constitute unfair competition or an unfair trade practice under any Law.  No Person has (A) commenced, or provided written notice to the Company that it intends to commence, an Action, or (B) provided written notice to Company, alleging that, in each case (x) any of the Company Products, or Company Technology, or exploitation of the Company Intellectual Property or Company In-Licensed Intellectual Property or any Intellectual Property, including the Company Intellectual Property and Company In-Licensed Intellectual Property, presently embodied, or proposed to be embodied, in any of the Company Products, or Company Technology or utilized in the Company’s business infringes or otherwise violates the Intellectual Property of such Person or constitutes unfair competition or trade practices under any Law, (y) any such Intellectual Property is available for licensing from a putative or potential licensor providing the notice, or (z) otherwise alleges that the Company does not own or have the right to exploit the Company Products, Company Technology, or any such Intellectual Property, including the Company Intellectual Property and Company In-Licensed Intellectual Property.

(k)           The Company has taken reasonable steps consistent with industry standard practices to safeguard and maintain the secrecy and confidentiality of trade secrets that are material to the Company.  Without limiting the generality of the foregoing, (i) to the Company’s Actual Knowledge, there has been no infringement of any trade secrets or other confidential Company Intellectual Property Rights or Company Technology used in connection with the business by any Person; (ii) to the Knowledge of the Company, no employee, independent contractor or agent of the Company has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor or agent of the Company’s business; and (iii) to the Knowledge of the Company, no employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar Contract relating in any way to the protection, ownership, development, use or transfer of the Company Intellectual Property, Company In-Licensed Intellectual Property or Company Technology.  The Company has not disclosed any confidential information of the Company that is not pursuant to a confidentiality agreement (or an agreement containing non-disclosure obligations) or any third party confidential information that is protected by a confidentiality agreement (except to the extent permitted by such third party).

(l)           The Company has taken all reasonably necessary and appropriate steps to protect and preserve ownership of Company Intellectual Property and its rights to Company In-Licensed Intellectual Property.  To the extent that any Company Intellectual Property has been developed, created, conceived or reduced to practice by any Person other than the Company, the Company has a legal, valid and binding written agreement with such Person with respect thereto, enforceable in accordance with its terms, pursuant to which the Company either (i) has obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment of any such rights or (ii) has obtained an exclusive License under or to such Intellectual Property; and each such agreement, assignment and License is listed in Schedule 2.11(l).  Without limiting the generality of the foregoing, the Company has, and enforces, a policy requiring each employee, consultant and independent contractor (who are engaged with development of Company Intellectual Property) to execute proprietary information, confidentiality and invention and copyright assignment agreements, and each current and former employee, consultant and independent contractor of the Company involved in the development of the Company Intellectual Property and/or Company Products  has executed such an agreement.  Copies of all such agreements with current employees, full time consultants and independent contractors have been provided to the Parent or made available to the Parent for review. In the event that any consultant is concurrently employed by the Company and another Person, the agreement entered into with such consultant includes provisions to the effect that any Company Intellectual Property developed by such a consultant does not belong to such other Person and such agreement does not conflict with such consultant’s employment agreement with such other Person.

(m)           All rights in, to and under (i) all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (A) prior to the inception of the Company or (B) prior to their commencement of employment with the Company and (ii) the Company Intellectual Property presently embodied in, proposed to be embodied in, or distributed with the Company Products or utilized in the development, manufacture, use or support of the Company Products have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide the Company or the Parent with such cooperation as may reasonably be required to complete and prosecute all appropriate U.S. and foreign patent and copyright filings related thereto.

(n)           Except as set forth on Schedule 2.11(n)(i), no Company Intellectual Property, Company Technology, or Company Product is subject to any order, Action, settlement, or “march in” right that restricts, or that could reasonably be expected to restrict, in any manner the use, transfer or licensing of any Company Intellectual Property by the Company or that may affect the validity, use or enforceability of such Company Intellectual Property, Company Technology or Company Product.  Except as set forth in Section 2.11(r), no Company Intellectual Property, Company Technology or Company Product is subject to any restriction, constraint, control, supervision or limitation as a result of (i) the receipt or use by the Company or any of their respective current or former directors, officers, employees, independent contractors and consultants of any funding, facilities, personnel or support from any Governmental Entity, foundation or any public or private university, college, or other educational institution or research center in the development of any Company Intellectual Property, Company Technology or Company Product, or (ii) the involvement in, contribution to, or creation or development of any Company Intellectual Property, Company Technology, or Company Product by any current or former director, officer, or independent contractor of or consultant to the Company who performed services for or held any position with any Governmental Entity, foundation or any public or private university, college, or other educational institution or research center other than during a period of time during which such director, officer, employee, independent contractor or consultant also performed services for or held a position with the Company.

(o)           The Company has not disclosed or delivered to any Person, or permitted the disclosure or delivery to any Person, of any source code that is Company Intellectual Property or Company In-Licensed Intellectual Property.  Schedule 2.11(o) identifies each Contract to which the Company is a party or by which any of the Assets and Properties of the Company is bound, pursuant to which the Company has deposited or is or may be required to deposit with any escrow holder or other Person performing any similar function any source code that is Company Intellectual Property or Company In-Licensed Intellectual Property.  Neither the execution nor the delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement in and of itself will result in (or create any basis for) the release from escrow of any source code that is Company Intellectual Property or Company In-Licensed Intellectual Property.

(p)           To the extent necessary, the Company has obtained all approvals for exporting the Company Products outside the United States in accordance with all applicable United States export control, embargo and other regulations, and importing the Company Products into any country in which the Company Products are now sold or licensed for use, and all such export and import approvals in the United States throughout the world are valid, current, outstanding and in full force and effect.

(q)           Neither this Agreement nor the Transaction Documents, nor any transaction contemplated by this Agreement or any of the Transaction Documents, will result in the grant of any right or license with respect to the Intellectual Property of the Company to any Person pursuant to any Contract to which the Company is a party or by which any of its Assets and Properties are bound.  Following Closing, and without giving effect to any change in the business of the Company following the Closing, the Company will be permitted to continue to exercise all rights under such Contracts to the same extent as the Company would have been able to exercise the same had the transactions contemplated hereby not occurred (except for any circumstances that will restrict or prohibit exercising such rights which are related to the Parent), without payment of any additional amount or consideration other than ongoing fees, royalties or payments which the Company would otherwise have been required to pay.

(r)           Schedule 2.11(r) sets forth any and all items of Company Intellectual Property that are subject to the restrictions imposed by the Office of the Chief Scientist (the “OCS”) of the Israeli Ministry of Industry, Trade and Labor under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Israeli R&D Law”) with respect to "know-how" developed using a grant provided by the OCS.

(s)           Schedule 2.11(s) sets forth any and all grants of funding, facilities, personnel or support received from any Governmental Entity, foundation or any public or private university, college, or other educational institution or research center, including OCS.  Except as set forth on Schedule 2.11(s), following the Closing, and without giving effect to any change in the business of the Company following the Closing, the Company will be permitted to continue to exercise all rights under such grants to the same extent as the Company would have been able to exercise the same had the transactions contemplated hereby not occurred (except for any circumstances that will restrict or prohibit exercising such rights which are related to the Parent), without payment of any additional amount or consideration other than ongoing fees, royalties or payments which the Company would otherwise have been required to pay.

2.12           Real Property.

(a)           The Company does not own any real property or any interests in any real property.

(b)           Schedule 2.12(a) sets forth a true, correct and complete list of all real property and interests in real property leased or subleased by the Company as lessee (individually, a “Leased Property” and, collectively, the “Leased Properties”) and identifies for each lease of Leased Property (individually, a “Lease” and, collectively, the “Leases”) the parties thereto and the address of the property subject thereto (where available).  The Company has a good, marketable and valid leasehold interest in each Leased Property.  The Company has previously delivered or made available to the Parent true, correct and complete copies of each Lease, together with all amendments, modifications, supplements, waivers and side letters related thereto and there are no other Contracts between the Company and any other Person, claiming an interest in the interest of the Company in the Leased Property or otherwise relating to the use and occupancy of the Leased Real Property.  With respect to each Lease:  (i) the Lease is legal, valid, binding, enforceable and in full force and effect against the Company; (ii) none of the Company or, to the Knowledge of the Company, any other party to the Lease is in material breach or default thereunder and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both, would constitute such a material breach or default or permit termination, modification or acceleration under the Lease; (iii) The Company has repudiated any provision of the Lease; (iv) there are no disputes, oral agreements or forbearance programs in effect as to the Lease; (v) the Lease has not been modified in any respect, except to the extent that such modifications are disclosed by the documents delivered to the Parent; (vi) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease; (vii) the Lease covers the entire estate it purports to cover; and (viii) none of the rights of the Company under any of the Leases will be subject to termination or modification as the result of the transactions contemplated by the Transaction Documents.

(c)           All improvements on the Leased Property (A) comply in all material respects with and are operated in accordance with applicable Laws and all applicable Liens, Contracts, covenants and restrictions (including any instrument of record) and (B) are in all material respects in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted.

2.13           Contracts.

(a)           Schedule 2.13(a) contains a true and complete list of each of the following types of Contracts to which the Company is a party or by which any of its Assets and Properties is bound (true and complete copies of all such Contracts or, if not reduced to writing, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided or made available to Parent prior to the execution of this Agreement):

(i)           Each Contract, whether or not made in the ordinary course of business, that contemplates an exchange of consideration with a value of more than $30,000 in aggregate over the term of such Contract (or if there is no fixed terms, pursuant to which the Company reasonably estimates will result in the exchange of consideration with value of more than $30,000 in aggregate).

(ii)           All strategic alliance, joint development, joint venture, partnership or other similar Contracts (including letters of intent, terms sheets or draft Contracts related thereto).

(iii)           All exclusive sales, distribution or marketing Contracts.

(iv)           All Contracts related to the development of any Company Products, or any portion of any Company Products.

(v)           All Contracts with suppliers, vendors or service providers (including professional service providers), that are either material to the Company’s business or require payment of more than $50,000 in aggregate over the term of such Contract (or if there are no fixed terms, pursuant to which the Company reasonably estimates will result in the exchange of consideration with value of more than $50,000 in aggregate).

(vi)           All distributor, reseller, dealer, agency, sales promotion, market research and advertising Contracts and Contracts which compensate any Person not an employee of the Company based on sales of the Company Products.

(vii)           All Contracts that result in a Person holding a power of attorney with respect to the Company or its Subsidiaries.

(viii)           Any Contract with any Person which is not at arm’s-length.

(ix)           All Contracts between the Company and its Subsidiaries and between the Subsidiaries.

(x)           All Contracts, whether or not in the ordinary course of business, which are material to the business of the Company.

(b)           Schedule 2.13(b) contains a true and complete list of each Contract of the Company (i) not terminable by the Company upon ninety (90) days (or less) notice by the Company without penalty or obligation to make any payment based on such termination, (ii) which prohibits the Company from freely engaging in business or competing with any Person anywhere in the world during any period of time without any limitation or adverse consequences; (iii) that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Company, including any Contract which contains a “most favored nation” provision; (iv) which contains performance guarantees; (v) with any Governmental Entity; (vi)  that automatically terminates or allows termination by the other party thereto upon consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents; (vii) that includes obligations of the Company to provide future Company Products, other than upgrades and updates under the Company’s standard support and maintenance policy; or (viii) that contains any covenant or other provision which limits the Company’s ability to stop selling Company Products.

(c)           Each Contract required to be disclosed in Schedules 2.13(a) or 2.13(b) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company, and to the Knowledge of the Company, each other party thereto; the Company is not, nor has it received any written claim or notice that it is; and to the Actual Knowledge of the Company, no other party to such Contract is, or has received any claim or notice that it is, in material violation or breach of or material default under any such Contract (or with notice or lapse of time or both, would be in material violation or breach of or material default under any such Contract).

(d)           Schedule 2.13(d) sets forth a list of all disputes related to any warranties, guarantees and warranty policies of the Company in any Contract with respect of any of the Company’s Products and services arising during the preceding two (2) years.  To the Knowledge of the Company, there are no facts or circumstances existing that provide a reasonable basis for any claim by any customer of the Company with respect to the material breach by the Company of any warranties, guarantees and/or warranty policies of the Company in any Contract with respect of any of the Company’s Products and/or services.

2.14           Insurance.  Schedule 2.14 contains a true and complete list (including the names and addresses of the insurers and the expiration dates of the policies and a brief description of the interests insured thereby) of (a) each insurance policy maintained for or on behalf of the Company with respect to their Assets and Properties and businesses (including an indication of whether the coverage was on a claims made, occurrence or other basis) and (b) all claims of the Company that are currently pending or that have been made with an insurance carrier since January 1, 2007.  All of such insurance policies are valid and binding and are in full force and effect and will continue in full force and effect following the consummation of the transactions contemplated by the Transaction Documents.

2.15           Litigation.  There are no, and during the past three (3) years there have not been any,  Actions pending or, to the Company’s Knowledge, threatened against or affecting the Company (or pending or, to the Company’s Knowledge, threatened against or affecting any of the officers, directors or employees of the Company with respect to its business), or pending or threatened in writing by the Company against any third party, at law or in equity, or before or by any Governmental Entity (including Actions with respect to the transactions contemplated by the Transaction Documents), and to the Knowledge of the Company, there are no facts or circumstances existing that provide a reasonable basis for any of the foregoing.  The Company is not the subject of any governmental investigation or inquiry, and to the Knowledge of the Company, there are no facts or circumstances existing that provide a reasonable basis for any of the foregoing.  The Company is not subject to any judgment, order or decree of any Governmental Entity.

2.16           Tax Matters.

Except as set forth in Schedule 2.16:

(a)           The Company and the Subsidiaries have timely filed with the appropriate Taxing Authority all Tax Returns required to be filed.  All such Tax Returns are true, complete and accurate in all material respects.  All Taxes due and owing by the Company or the Subsidiaries (whether or not shown on any Tax Returns) have been paid (or if due following the date hereof and prior to the Closing, will be paid) (it is agreed that a Liability for Tax, regardless of whether or not shown due on any Tax Return, assessed, or acknowledged by the Company and the Subsidiaries, is considered due and payable beginning no later than the first day after which a failure to pay such Tax would result in imposition of a penalty (including, for late filing) or interest charge in respect to such Tax).  Neither the Company nor any of the Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return, nor has any such extension been requested and still outstanding as of the date hereof.  No written claim which is not finally settled has been made by a Taxing Authority in a jurisdiction where the Company or the Subsidiaries do not file Tax Returns that to the Company's Actual Knowledge, it is or may be subject to taxation by that jurisdiction.  Neither the Company nor the Subsidiaries have or have had any nexus with any jurisdiction where the Company or the Subsidiaries do not file a Tax Return which nexus would subject it to Tax in such jurisdiction.

(b)           The unpaid Taxes of the Company and the Subsidiaries did not, as of the date of the Latest Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Latest Balance Sheet; it being agreed that for the purpose of the reserve for Tax liability referred to in this subsection (b) the Financial Accounting Standards Board Interpretation (FIN) No. 48 (Accounting for Uncertainty in Income Taxes) shall be disregarded. Since the date of the Latest Balance Sheet, the Company and the Subsidiaries have not incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)           No material deficiencies for Tax of the Company or the Subsidiaries have been claimed, proposed or assessed in writing by any Taxing Authority that has not been paid or settled.  There are no pending or, to the Knowledge of the Company or the Subsidiaries, threatened in writing audits, assessments or other Actions for or relating to any liability in respect of Taxes of the Company or the Subsidiaries, and there are no matters under discussion with any Taxing Authority that are likely to result in an additional material Liability for Taxes with respect to the Company or the Subsidiaries.  Excluding as specified in Section 6.1(u), the Company and the Subsidiaries have delivered or made available to the Parent true and complete copies of all Tax Returns of the Company and the Subsidiaries (and their respective predecessors) for all taxable years remaining open under the applicable statute of limitations, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and the Subsidiaries (and their respective predecessors) since 2005. Neither the Company nor the Subsidiaries has (nor has any predecessor) waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect, nor has any request been made in writing for any such extension or waiver which request is pending.  No power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority, which is still in effect.

(d)           There are no Liens for Taxes on any assets of the Company or the Subsidiaries other than Liens for Taxes not yet due and payable or for Taxes that are both (i) being contested in good faith by appropriate proceedings and (ii) for which sufficient reserves have been made.

(e)           There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or the Subsidiaries except to the extent any such agreements or arrangements involve only the Company and/or one or more of its Subsidiaries).

(f)           Neither the Company nor the Subsidiaries has liability for any Taxes of any Person (other than involving only the Company and/or one or more of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).  Neither the Company nor the Subsidiaries have ever been a member of any consolidated, combined, affiliated, aggregate or unitary group of persons for federal income tax purpose (except for any such group which includes only the Company and one or more Subsidiaries or of which the Company or any Subsidiary is or was the common parent).

(g)           The Company and the Subsidiaries have withheld and timely paid all Taxes required to have been withheld and paid and all Forms W-2, 1042, and 1099 required with respect thereto have been properly completed and timely filed.

(h)           Neither the Company nor the Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of: any (i) installment sale or other transaction on or prior to the Closing Date, (ii) accounting method change,  (iii) agreement with any Taxing Authority in place as of the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) intercompany transaction or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law).

(i)           The Company and the Subsidiaries (i) have not agreed, and are not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) have not made an election, and are not required, to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iii) have not acquired and do not own any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iv) have not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; and (v) have not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable foreign, state or local Tax provision.

(j)           Neither the Company nor the Subsidiaries (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other Contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), or  (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law). The Company is not a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(k)           Neither the Company nor the US Subsidiary have entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulation Sections 1.6011-4(b)(2) or 301.6111-2(b)(2). The Company and the US Subsidiary have not participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulation Section 1.6011-4(b).

(l)           Neither the Company nor any Subsidiary has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)           Except as set forth in Schedule 2.16(m), neither the Company nor the Subsidiaries have constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code), excluding the transactions contemplated by this Agreement.

(n)           Neither the Company nor the Subsidiaries has or has had a permanent establishment in any country other than its place of organization, as defined in the applicable Tax treaty or convention between the United States or Israel and such foreign country.  None of the Subsidiaries is treated as a U.S. corporation under Section 7874(b) of the Code; and the US Subsidiary is not an "expatriated entity" within the meaning of Section 7874(a)(2) of the Code.

(o)           For all periods ending on or before the close of business on the Closing Date for which the statute of limitation has not expired, neither the Company nor the Subsidiaries has any item of income which could constitute subpart F income within the meaning of Section 952 of the Code.

(p)           As of the Closing Date, the Subsidiaries other than the US Subsidiary will not hold any material assets which constitute U.S. property within the meaning of Section 956 of the Code.

(q)           Neither the Company nor the Subsidiaries has ever participated in (or are participating) in an international boycott within the meaning of Code Section 999.

(r)           The Company (i) complies in all material respects with all the relevant requirements of Section 102 of the Ordinance and the regulations promulgated thereunder, with respect to any option or any share issued under the Company Option Plan pursuant to the provisions of such section, and (ii) has complied in all material respects with the requirements of Section 3(i) of the Ordinance with respect to the grant of options or shares to independent contractors or “Controlling Shareholders” (as defined in said section).

(s)           The Company and the transactions contemplated hereunder are not subject to any restrictions or limitations pursuant to Part E2 (change of structure and merger) of the Ordinance.

(t)           There is no material property or obligation of the Company or the Subsidiaries including but not limited to uncashed checks to vendors, customers, or employees, non-refunded over payments, or credits, that is escheatable to any state or municipality under any applicable escheatment laws as of the date hereof or that may at any time after the date hereof become escheatable to any state or municipality under any applicable escheatable laws.

(u)           Without limiting the foregoing, none of the Tax Returns contains any position that is, or would be, subject to penalties under Section 6662 of the Code (or any corresponding provisions of state, local or Foreign Law).

(v)           Neither the Company nor any of the Subsidiaries will be required to make any payments of any nature whatsoever to any person on account of such person’s having liability for amounts payable under Code Section 409A.  There is no contract, agreement, plan, or arrangement covering any Person that, individually or collectively, will result in payments that will be subject to the rules of Code Section 409A(a)(1) (pertaining to deferred compensation arrangements).

(w)           Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any Subsidiary is making any representation or warranty with respect to the amount of any net operating loss or tax credit carryforwards, or the ability to utilize such net operating loss or tax credit carryforwards under Sections 382 or 383 of the Code or otherwise.

2.17           Compliance with Laws and Permits.

(a)           During the past three (3) years, (i) the Company has conducted its business in material compliance with all Laws relating to the operation and conduct of its business or any of its properties or facilities; and (ii) the Company has not received written notice (whether material or not) of any violation or alleged violation of any such Laws.  No event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation by the Company of, or a failure on the part of the Company to comply in all material respects with, any Law relating to the operation and conduct of its business or any of its properties or facilities.

(b)           The Company is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company to own, lease and operate their respective properties or to conduct its business consistent with past practice, including, municipal business licenses with respect to any places of business of the Subsidiaries (collectively, the “Permits”).  All applications for or renewals of all such Permits have been timely filed and made and no such Permit will expire or be terminated as a result of the consummation of the transactions contemplated by the Transaction Documents.  All of such Permits are in full force and effect and will remain in full force and effect immediately following the Closing, and the Company is in compliance with the foregoing without any conflict with the valid rights of others.

(c)           The business of the Company does not require the Company to obtain a Permit from the Israeli Ministry of Defense or a related body, including pursuant to Section 2(a) of the Control of Products and Services Order (Engagement in Encryption), 1974, as amended, or otherwise.

2.18           Employees.

(a)           The Company is not a party to any collective bargaining agreement and there is no unfair labor practice or labor arbitration or labor board proceedings pending with respect to the Company, or, to the Knowledge of the Company, threatened in writing, and there are no facts or circumstances known to the Company that could reasonably be expected to give rise to such a complaint or claim. The Company is not subject to, and no employee of the Company benefits from, any extension order (tzavei harchava) or any Contract with respect to the conditions of employment or the termination of employment, except for such orders that apply to employees in general or the industry in which the Subsidiaries operate.  To the Knowledge of the Company, there is no organizational effort presently underway or threatened involving any employees of the Company or any of the employees performing work for the Company but provided by an outside employment agency, if any.  There has been no work stoppage, strike or other concerted action by employees of the Company.

(b)           Each Person who is an employee of the Company is employed at will, and no employee of the Company is represented by a union.  Each Person who is a full time independent contractor of the Company is properly classified as an independent contractor for purposes of all employment-related Laws and all Laws concerning the status of independent contractors.  Schedule 2.18(b) sets forth, individually and by category, the name of each officer, employee, full time independent contractor and full time consultant, together with his or her position or function, date of hire, annual base salary or wage, vacation entitlement and any applicable incentive, severance or bonus arrangements. Except as indicated in Schedule 2.18(b) next to such person's name, the completion of the transactions contemplated by this Agreement will not result in any payment, increased payment or other compensation becoming due from the Company to any current or former officer, director, or employee of, or consultant to, the Company, and to the Knowledge of the Company no employee of the Company has made any threat, or otherwise revealed an intent in writing, to terminate his or her relationship with the Company, for any reason, including because of the consummation of the transactions contemplated by this Agreement.  The Company is not a party to any agreement for the provision of labor from any outside agency. To the Knowledge of the Company, there has been no claim by any employee of any such outside agency with regard to any employee assigned to work for the Company, and no claim by any governmental agency with regard to any such employee, during the two (2) years immediately preceding the date of this Agreement.  No employee is on short-term or long-term disability leave, parental leave or extended absence.

(c)           There has been no federal, state or provincial complaint or claim during the three years immediately preceding the date of this Agreement based on sex, sexual or other harassment, age, disability, race or other discrimination or common law claims, including claims of wrongful termination, by any employee or full time consultant of the Company or by any employee or full time consultant performing work for the Company but provided by an outside employment agency, and there are no facts or circumstances known to the Company that could reasonably be expected to give rise to such a complaint or claim.  There has been no federal, state or provincial complaint or claim during the three (3) years immediately preceding the date of this Agreement alleging that the Company failed to pay wages as required by Law or otherwise comply with any Law concerning wages and hours of work, and there are no facts or circumstances known to the Company that could reasonably be expected to give rise to such a complaint or claim.  Except as set forth in Schedule 2.18(c)(I), there have been no “plant closings” or “mass layoffs”, as those terms are defined in the Worker Adjustment and Retaining Notification Act and the regulations promulgated thereunder, nor any reduction in force of facility closing requiring the giving of notice to employees under any similar Law during the two years immediately preceding the date of this Agreement.  Except as set forth in Schedule 2.18(c)(II), the Company has complied in all material respects with all Laws related to the employment of employees (and termination thereof) and has not received any notice during the three (3) years immediately preceding the date of this Agreement of any claim that it has not complied, in any material respect, with any Law relating to the employment of employees or consultants, including employment standards, wages and hours of work, labor relations, workers’ compensation, pay equity, human rights, occupational health and safety, the payment of social security and similar taxes, equal employment opportunity, employment discrimination, the WARN Act, employee safety, or that it is liable for any arrearage of wages or any Tax or penalty for failure to comply with any of the foregoing.

(d)           The Company has furnished the Parent with true, correct and complete copies of all written employment contracts, employee policies, employee handbooks and employee manuals.  The Company is not a party to, or bound by, any employment contracts which are not terminable at will. No promises or undertakings have been made by the Company relating to bonus payments not in the ordinary course of business, any increase of salaries or reinstitution of previous salary reductions.

(e)           To the Knowledge of the Company, no officer, employee or full time consultant of the Company is bound by, subject to or obligated under any Contract or subject to any order or Law that would interfere in any material respect with the Company’s business as presently conducted or as presently proposed to be conducted.  Neither the execution nor delivery of this Agreement, nor to the Knowledge of the Company, the carrying on of the Company’s business as presently conducted or as presently proposed to be conducted, nor any activity of such officers, employees or consultants in connection with the carrying on of the Company’s business as presently conducted or as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, or trigger a condition precedent to any right under any Contract or other agreement under which any such officer, employee or consultant is now bound with the Company.

(f)           With respect to employees of the Company located in Israel, and any employees of the Israel Subsidiary (“Israeli Employees”): (i) except as specified in Schedule 2.18(b)(i), the employment of each Israeli Employee is subject to termination upon not more than thirty (30) days prior written notice under the termination notice provisions included in the employment agreement with such Israeli Employee or applicable Law; (ii) all obligations of the Company or the Subsidiaries to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law (5723-1963) are funded as required under applicable Law; (iii) no Israeli Employee’s employment by the Company or the Subsidiaries requires any Permit; (iv) except as specified in Schedule 2.18(b)(iv), there are no unwritten policies, practices or customs of the Company or the Subsidiaries that, by extension, could reasonably be expected to entitle any Israeli Employee to benefits in addition to what such Israeli Employee is entitled under applicable Law or under the terms of such Israeli Employee’s employment agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under applicable legal requirements, etc.); (v) all amounts that the Company or the Subsidiaries is legally or contractually required either (A) to deduct from Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (B) to withhold from Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by Israeli tax laws and National Insurance Institute laws or otherwise, have, in each case, been duly deducted, transferred, withheld and paid, and the Company and the Subsidiaries have no outstanding obligation to make any such deduction, transfer, withholding or payment; (vi) except as specified in Schedule 2.18(b)(vi), the Company and the Subsidiaries are in compliance in all material respects with all applicable Law and contracts relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including the Prior Notice for Termination and Resignation Law, 2001, The Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, and the Employment by Human Resource Contractors Law, 1996.

(g)           The Company has made available to the Parent (i) copies of all agreements with Israeli Employees or with Israeli full time consultants, sub-contractors or freelancers; and (ii) copies of manuals and written policies relating to the employment of Israeli Employees.  In addition, the Company has made available to Parent:  a summary of any dues it pays to the Histadrut Labor Organization and whether the Company or any Subsidiaries participates in the expenses of any workers committee (Va’ad Ovdim).

2.19           Employee Benefits.

(a)           Schedule 2.19(a) sets forth a true and complete list of each Employee Benefit Plan.

(b)           With respect to each Employee Benefit Plan, the Company has made available to the Parent true and complete copies of (i) each Employee Benefit Plan (or, if not written, a written summary of its material terms), including all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) the three most recent annual reports (Form 5500 series) filed with the Internal Revenue Service, except for the 2009 annual report which has not been filed and is not yet due, (iii) the most recent actuarial report or other financial statement relating to such Employee Benefit Plan, (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service and any pending request for such a letter, (v) the most recent nondiscrimination tests performed under the Code, and (vi) all filings made with any Governmental Entity, including any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c)           Each Employee Benefit Plan complies in all material respects in form and operation, and has been administered in all material respects in accordance with, its terms and all applicable Laws, including ERISA and the Code (to the extent applicable), and all contributions required to be made under the terms of any of the Employee Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company’s financial statements prior to the date of this Agreement.  With respect to each Employee Benefit Plan, all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to Participants.  With respect to the Employee Benefit Plans, no event has occurred and, to the Company’s Knowledge, there exists no condition or set of circumstances in connection with which the Company could be subject to any material Liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Employee Benefit Plans, ERISA, the Code or any other applicable Law.

(d)           Each Employee Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has either (i) received a favorable determination letter from the Internal Revenue Service as to its qualified status, or (ii) may rely upon a favorable prototype opinion letter from the Internal Revenue Service, and each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Company’s Knowledge, no fact or event has occurred that could adversely affect the qualified status of any such Employee Benefit Plan or the exempt status of any such trust.

(e)           To the Company’s Knowledge, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Employee Benefit Plan that could result in material liability to the Company or any ERISA Affiliate.  Each Employee Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material Liability (other than (i) Liability for ordinary administrative expenses typically incurred in a termination event or (ii) if the Employee Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, Liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance Contract to satisfy such liability or such liability is reflected on the most recent balance sheet included in the Company’s financial statements prior to the date of this Agreement).  Neither the Company, nor to the Company’s Knowledge, any other person or entity has provided the Company with written notice regarding any express commitment, whether legally enforceable or not, to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.  No Action has been brought, or to the Company’s Knowledge is threatened in writing, against or with respect to any such Employee Benefit Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.  Neither the Company nor any ERISA Affiliate has any Liability under Section 502 of ERISA.  All contributions and payments to such Employee Benefit Plan are deductible under Sections 162 or 404 of the Code.  No excise tax could reasonably be expected to be imposed upon the Company under Chapter 43 of the Code.

(f)           No Employee Benefit Plan is a Multiemployer Plan or other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, and neither the Company nor any ERISA Affiliate has sponsored, maintained, participated in, contributed to, or has been required to participate in or contribute to a Multiemployer Plan or other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code.  None of the assets of Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

(g)           Except as set forth in Section 1.6 of this Agreement and except as set forth in Annex 2.18(b), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment, acceleration or creation of any rights of any person to benefits under any Employee Benefit Plan.  No amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) or by any of the Transaction Documents, by any employee, officer, director or other service provider of the Company or its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)           Except as required by applicable law, no Employee Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits.  No Employee Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.  The Company and each ERISA Affiliate is in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(i)            Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code was, as of January 1, 2010, in documentary and operational compliance with Section 409A of the Code and the then applicable guidance issued by the Internal Revenue Service thereunder (together, the “409A Authorities”). Since January 1, 2010, each Nonqualified Deferred Compensation Plan has remained in documentary and operational compliance with the 409A Authorities.

(j)           With respect to each employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee of the Company (or any dependent thereof) which is subject to the Laws of any jurisdiction outside of the United States (the “Foreign Plans”): (i) such Foreign Plan has been maintained in all material respects in accordance with all applicable requirements and all applicable Laws, (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements for such treatment, (iii) if intended or required to be funded and/or book-reserved, such Foreign Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iv) no material liability exists or reasonably could be imposed upon the assets of the Company or its Subsidiaries by reason of such Foreign Plan.

2.20           Affiliated Transactions.  No Related Party (a) is a party to any Contract with the Company; (b) to the Actual Knowledge of the Company, is an officer, director, stockholder (except in other portfolio companies of such stockholder of the Company, to the extent such stockholder is an angel, venture capital or similar fund), manager, employee or consultant of, (i) any competitor, supplier, licensor, distributor, lessor, independent contractor or customer of the Company or (ii) any other Person in any business arrangement or relationship with the Company; provided, however, that the passive ownership of Equity Interests listed on any national securities exchange representing no more than five (5) percent of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person; (c) has any interest in any property, asset or right used by the Company or necessary or desirable for operation of the Company’s business; (d) has outstanding any indebtedness owed to the Company; or (e) has received any funds from the Company since the date of the Latest Balance Sheet, except for employment-related compensation received in the ordinary course of business.  The Company has no Liability or any other obligation of any nature whatsoever to any Related Party, except for employment-related Liabilities and obligations incurred in the ordinary course of business.

2.21           Certain Payments.  Neither the Company, its Subsidiaries, nor any of their respective Representatives (acting on behalf of the Company) has at any time during the past three (3) years:  (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Company’s business, or failed to disclose fully any such contribution in violation of applicable Laws; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Entity, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; (c) made any unlawful payment or given any other unlawful consideration to any customer or supplier of the Company or its Subsidiaries or any officer, director, partner, employee, consultant or agent of any such customer or supplier in respect of the Company’s business; or (d) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended or any similar Law.

2.22           Customers and Suppliers

(a)           Schedule 2.22(a)(i) lists the top ten (10) customers and partners / system integrators of the Company (in terms of revenue generated to the Company during the period from January 1, 2009).  Schedule 2.22(a)(ii) lists the top ten (10) suppliers, resellers, vendors, service providers or similar business relation of the Company on the basis of cost of goods and services and Intellectual Property purchased or licensed over the course of the twelve (12) month period prior to the date hereof.  No such customer, strategic development partner, supplier, reseller, vendor, service provider or similar business relation of the Company set forth or required to be set forth on Schedules 2.22(a)(i) or 2.22(a)(ii) has ceased or materially altered its relationship with the Company or, to the Knowledge of the Company, has threatened in writing to cease or materially alter such relationship.

(b)           No customer, strategic development partner, vendor, supplier, reseller, service provider or other similar business relation of the Company set forth or required to be set forth on Schedule 2.22(a)(i) or Schedule 2.22(a)(ii) has given the Company or any of its Affiliates, officers, directors, employees, agents or representatives, notice that it intends to stop or materially alter its business relationship with the Company (whether as a result of the consummation of the transactions contemplated by this Agreement and the other Transaction Documents or otherwise), or has during the past 12 months decreased materially, or threatened in writing to decrease or limit materially, its usage or purchase of the service or products (including advertising space) to the Company.  To the Knowledge of the Company the transactions contemplated by this Agreement and the other Transaction Documents will not adversely affect the relationship of the Company with any such customer, strategic development partner, vendor, supplier, reseller, service provider or other similar business relation of the Company.

2.23           Accounts Receivable.  The accounts and notes receivable of the Company reflected on the Company Financial Statements, and all accounts and notes receivable arising subsequent to the Latest Balance Sheet, (a) arose from bona fide sales transactions in the ordinary course of business, consistent with past practice, (b) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms, (c) are not subject to any valid set-off or counterclaim (except in event of default of the Company) and (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

2.24           Grants, Incentives and Subsidies .  Schedule 2.24 provides a complete list of all pending and outstanding grants, incentives and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any U.S. or foreign governmental or administrative agency, granted to the Company, including (i) Approved Enterprise Status from the Investment Center in the Israeli Ministry of Industry, Trade & Labor (the “Investment Center”), (ii) Grants from the OCS and otherwise under the Israeli R&D Law.  The Company has delivered to the Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted and/or received by the Company or any of its representatives and of all letters of approval, and supplements thereto, granted to the Company and any other applicable correspondence.  Without limiting the generality of the above, Schedule 2.24 includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company.  Except as set forth in Schedule 2.24A, the Company is in compliance with the terms and conditions of its Grants and the Laws applicable thereto and has duly fulfilled all obligations and undertakings relating thereto, including reporting obligations, restrictions on the transfer of know-how outside the State of Israel, and royalties.

2.25           Brokers.  Except as set forth in Schedule 2.25, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based on any Contract to which the Company is a party or that is otherwise binding upon the Company.

2.26           Banks and Brokerage Accounts.  Schedule 2.26 sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account (including “deposit accounts” as defined in Article 9 of the Uniform Commercial Code and “securities accounts” as defined in Article 8 of the Uniform Commercial Code) or a safe deposit box or maintains a banking, custodial, trading or other similar relationship, (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company having signatory power with respect thereto, and (c) a list of each investment asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

2.27           Disclosure.  No representation or warranty of the Company in this Agreement or any other Transaction Document, nor any certificate furnished or to be furnished to the Parent in connection with the transactions contemplated by this Agreement or any other Transaction Document, contains or will contain any untrue statement of a material fact, or Knowingly omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading , in view of the circumstances in which they were made.  The representations and warranties made by the Company in this Agreement are the exclusive representations and warranties made by the Company in connection with the transactions contemplated hereby, including with respect to the Company, the Subsidiaries and their respective Assets and Properties. The Company hereby disclaims any other express or implied representations or warranties with respect to the Company, the Subsidiaries or any of their respective Assets and Properties.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE MERGER SUB AND PARENT

Except as set forth in the disclosure schedules dated as of the date of this Agreement and delivered to the Company herewith, the Parent and the Merger Sub represent and warrant to the Company that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct in all material respects as of the Closing.

3.1           Organization; Corporate Power.  The Parent is a corporation duly organized and validly existing under the Laws of the State of Israel and is duly qualified, licensed or admitted to do business and, to the extent applicable, is in good standing as a foreign corporation in all jurisdictions in which its ownership, use, licensing or leasing of its property or the conduct of business requires it to be qualified.  The Parent possesses all requisite corporate power and authority necessary to own, operate and lease and license its properties, to carry on its business as now conducted and as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.  The Merger Sub is a corporation duly organized, validly existing and is in good standing under the Laws of the State of Delaware and is duly qualified, licensed or admitted to do business and, to the extent applicable, in good standing as a foreign corporation in all jurisdictions in which its ownership, use, licensing or leasing of its property or the conduct of business requires it to be qualified.  The Merger Sub possesses all requisite corporate power and authority necessary to own, operate and lease and license its properties, to carry on its business as now conducted and as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

3.2           Authorization.  Each of the Parent and the Merger Sub has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereunder and thereunder.  The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Parent and the Merger Sub are parties have been duly authorized by the Parent and the Merger Sub.  All corporate actions and proceedings required to be taken by or on the part of the Parent and the Merger Sub to authorize and permit the execution, delivery and performance by the Parent and the Merger Sub of this Agreement and the other Transaction Documents to which either is a party have been duly and properly taken.  This Agreement has been, and each other Transaction Document to which the Parent and the Merger Sub is a party will be, duly and validly executed and delivered by the Parent and the Merger Sub.  This Agreement constitutes, and each Transaction Document to which the Parent and the Merger Sub is a party will constitute, when so duly and validly executed and delivered, a legal, valid and binding obligation of the Parent and the Merger Sub, enforceable against the Parent and the Merger Sub in accordance with its terms, in each case subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3           No Conflict; Required Filings and Consents.

(a)      The execution and delivery by the Parent and the Merger Sub of this Agreement do not, and the execution and delivery of the other Transaction Documents to which the Parent or the Merger Sub is a party and the performance of this Agreement and such other Transaction Document by the Parent and the Merger Sub will not, (i) contravene, conflict with or violate any provision of the organizational documents of the Parent or the Merger Sub; (ii) contravene, conflict with, or result in any violation or breach of any provision of any judgment, injunction, order or decree of a Governmental Body by which each of the Parent or Merger Sub is bound; and (iii) assuming that all consents, approvals, authorizations and permits described on Schedule 2.5(b) have been obtained and all filings and notifications set forth on Schedule 3.3 have been made, conflict with or violate any Law applicable to the Parent or the Merger Sub or by which any property or asset of the Parent and the Merger Sub is bound or affected which has had or would reasonably be expected to have an adverse effect on the ability of the Parent and the Merger Sub to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

(b)      Except for the all consents, approvals, authorizations and permits as set forth on Schedule 3.3 which shall be obtained prior to the Effective Date, the execution and delivery by the Parent and the Merger Sub of this Agreement and the other Transaction Documents to which it is a party do not, and the performance by the Parent and the Merger Sub of this Agreement and the other Transaction Documents to which it is a party will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by either the Parent or the Merger Sub, including, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

3.4           Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by the Transaction Documents based on any Contract to which the Parent or the Merger Sub is a party or that is otherwise binding upon the Parent or the Merger Sub.

3.5           Financing. The Parent and the Merger Sub have, and shall have as of immediately prior to the Closing Date, sufficient cash on-hand to pay the Purchase Price per the terms and conditions set forth herein.

3.6           Available Shares. The Parent has, or will have prior to the Closing, sufficient reserved Parent Ordinary Shares in its authorized but unissued share capital to allow the issuance of the shares underlying the Parent Assumed Options.

3.7           Form S-8. Parent is eligible to file with the United States Securities and Exchange Commission ("SEC") a registration statement on Form S-8 (or any other successor or other appropriate form) for the registration of Parent Ordinary Shares underlying Parent Assumed Options.

ARTICLE IV
PRE-CLOSING COVENANTS

4.1           Conduct of Business by the Company.  From the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, unless the Parent otherwise agrees in writing, the Company will (a) conduct its businesses and operations in the ordinary course of business; (b) preserve intact its corporate existence and business organization; (c) use its commercial best efforts to preserve the goodwill and present business relationships (contractual or otherwise) with all customers, suppliers, resellers, employees, licensors, distributors and others having business relationships with it; (d) use its commercial reasonable efforts to keep available the services of its current officers, employees and full time consultants; (e) use its commercial best efforts to preserve in all material respects its present properties and its tangible and intangible assets; (f) comply in all material respects with all applicable Laws and all Contracts to which the Company or its Subsidiaries is a party or any of their Assets and Properties are bound; (g) pay all applicable Taxes as such Taxes become due and payable; and (h) maintain all existing licenses and permits applicable to its operations and businesses. Without limiting the foregoing, and as an extension thereof, or as expressly permitted by any other provision of this Agreement, the Company will not from the date of this Agreement until the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Parent (which consent shall not be unreasonably withheld or delayed); provided, that in the event that Parent does not reply to a written request (including email) from the Company within 5 Business Days from receipt of such request (3 Business Days with respect to any customer Contract matters (in which case the request will include a summary of the main terms including terms that the Company reasonably believes that constitute a material deviation from the Company’s ordinary course of business consistent with past practice)), the Parent shall have been deemed to consent to such action:

(a)           sell, lease, license (as licensor), assign, dispose of or transfer (including transfers to any non-wholly owned Subsidiaries or any of the Company’s respective employees or Affiliates) any of its Assets and Properties, except for sales of the Company Products in the ordinary course of business;

(b)           mortgage, pledge or subject to any Lien any portion of its Assets and Properties;

(c)           commit to make or authorize any capital expenditure;

(d)           acquire (including, by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any Assets and Properties, other than acquisitions of Assets and Properties in the ordinary course of business;

(e)           incur any indebtedness or assume or guarantee the obligations of any Person;

(f)           enter into any strategic alliance, joint development or joint marketing Contract or any other Contract with a third party that is not on arm’s length terms or is not in the ordinary course of business;

(g)           amend, modify, accelerate or terminate or enter into any Contract to which the Company, its Subsidiaries or the Assets and Properties are bound, or which would constitute a Contract required to be disclosed in the schedules attached to Section 2.13, if it were in effect on the date hereof. other than (X) if requested to amend such Contract by a party to such Contract (provided, that Company shall provide prior written notice of such request to the Parent), (Y) an exercise of a right by a third party under any such Contract, or (Z) without derogating from the other subsections of this Section 4.1, Customer Contracts entered into in the ordinary course of business consistent with past practice (for avoidance of doubt, Contracts at a loss, Contracts with margins materially different than as consistent with past practice or Contracts with payment terms materially different than as consistent with past practice shall not be deemed Contracts in the ordinary course of business);

(h)           issue, sell, pledge, dispose of, encumber or transfer any Equity Interests of the Company or its Subsidiaries, except for (i) the issuance of Common Stock upon the exercise of Company Options or Warrants that are vested (or vest prior to the Closing Date in accordance with their existing terms) and outstanding as of the date hereof; and/or (ii) in connection with raising of funds from existing Stockholders (to the extent that the Company requires additional funding for its on-going operations) (a “Fund Raising”). With respect to any such Fund Raising: (x) the Company shall provide the Parent written notice of its intent to so enter into a Fund Raising and providing reasonable details of such Fund Raising, (y) the Company shall provide the Parent with a copy of any agreement, notice, consent or resolution adopted or to be entered into in connection therewith, upon providing any such document to its Stockholders, (z) the Company shall effect any such Fund Raising in accordance with its organizational documents, any stockholder agreements to which it is a party and in compliance with all applicable Law;

(i)           declare, set aside, or distribute any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (or other equity securities), or enter into any agreement with respect to the voting of its capital stock (or other equity securities);

(j)           reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (or other equity securities);

(k)           waive, release, assign, settle or compromise any material rights or Action;

(l)           disclose any trade secrets (including source code for the Company Technology) or other proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement;

(m)           dispose of, license or transfer to any person or entity any right to any Intellectual Property; other than non-exclusive licenses of binary code and deposits of source code with an escrow agent in connection with the sale of Company Products in the ordinary course of business and consistent with past practice;

(n)           enter into or amend any agreement pursuant to which any other party is granted any exclusive marketing or other exclusive right of any type or scope with respect to any of the Company Products or technology, any rights to preferred payment (such as “most favored nations” clauses) or which otherwise are terminated or amended upon a change of control or acquisition of the Company;

(o)           terminate or waive any right of substantial value;

(p)           except as required by the terms of any Employee Benefit Plan or other Contract in effect on the date hereof, (i) increase the compensation or benefits of, or pay any bonus to, any Participant (other than, in the case of non-management level employees, normal increases in cash compensation in the ordinary course of business consistent with past practice), (ii) grant any Participant change of control, severance, retention or termination compensation or benefits, or any increase therein, (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Employee Benefit Plan (including any Company Option or other award thereunder), (iv) accelerate the time of payment or vesting of any rights or benefits, or make any material determinations, under any Employee Benefit Plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Employee Benefit Plan (including the grant of Company Options or other equity or equity-based awards) (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, Contract or Employee Benefit Plan, (vii) terminate any Designated Company Employee, or (viii) hire any employee or consultant (provided that the Company may hire employees or consultants as replacements for existing employees or consultants (on a one-to-one basis) who, after the date hereof, have resigned from the Company);

(q)           make loans or advances to, guarantees for the benefit of, or any investments in, any Person;

(r)           forgive any loans to directors, officers, employees or any of their respective Affiliates;

(s)           make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(t)           (i) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (ii) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; (iii) make any changes to cash management policies or invoice practices; or (iv) delay or postpone the repair or maintenance of their properties;

(u)           write up, write down or write off the book value of any Assets and Properties, individually or in the aggregate, for the Company, except for depreciation and amortization in accordance with GAAP consistently applied;

(v)           make or change any Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(w)           take any action for the winding up, liquidation, dissolution or reorganization of the Company or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its Assets and Properties or revenues;

(x)           amend the Company’s or its Subsidiaries’ charter documents, bylaws or similar governing documents; except as specifically necessary to consummate the transactions contemplated by the Transaction Documents and only after providing written notice to the Parent;

(y)           lay off or terminate employees that could result in a material liability under the WARN Act or similar law;

(z)           fail to keep in force insurance policies or replacement or revised provisions providing insurance coverage with respect to the Assets and Properties, operations and activities of the Company as are currently in effect; or

(aa)           agree or commit to do any of the foregoing.

4.2           Access to Information.  From the date of this Agreement until the Effective Time, the Company will (a) give the Parent, the Merger Sub and their Representatives, access on reasonable notice during normal business hours to all properties, facilities and offices and true, correct and complete copies of books, records and Contracts (including customer and supplier Contracts) and such financial, operating, technical and product data and other information with respect to the Company as such persons may reasonably request from time to time, and permit Parent to make such inspections as Parent may require, (b) instruct its employees, counsel, accountants, financial advisors and other representatives to cooperate reasonably with the Parent in its investigation of the Company and (c) reasonably assist and cooperate with the Parent, without adversely affecting the Company's on going business, in the development of integration plans for implementation by the Parent and the Company following the Closing; provided, however, that no investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by the Company herein.  Prior to the Effective Time and subject to the provisions of Section 5.4 below, materials furnished to the Parent pursuant to this Section 4.2 may be used by the Parent for strategic and integration planning purposes relating to accomplishing the transactions contemplated hereby.

4.3           Governmental Approvals.

(a)           The Parent and the Company will each advise the other promptly of any material communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the transactions contemplated by this Agreement and the other Transaction Documents, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with such Governmental Entity in connection with the transactions contemplated hereby and thereby.  None of the Company (or its Representatives), the Merger Sub or the Parent will independently participate in any meeting with any Governmental Entity in respect of any findings or inquiry in connection with the transactions contemplated by this Agreement and the other Transaction Documents without giving, in the case of the Company, the Parent, and in the case of the Parent, the Company, prior notice of the meeting and, to the extent reasonably practicable and not prohibited by the applicable Governmental Entity, the opportunity to attend and/or participate in such meeting.

(b)           Nothing in this Agreement shall require the Parent to, or permit the Company or its Subsidiaries to (A) propose or accept the sale, divestiture, disposition or holding separate of any Assets and Properties or businesses of itself or any of its Affiliates (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or Assets and Properties or those of its Affiliates) in order to avoid the entry of or to effect the dissolution of any injunction or other order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; or (B) propose or accept the impositions of conditions by a Governmental Entity having an adverse affect on the Parent or any of its Affiliates.

(c)           The Parent shall provide the Company with such assistance and information as is reasonably required to obtain the foregoing approvals.

4.4           Consents.  From the date of this Agreement until the Closing, the parties shall use commercially reasonable efforts to obtain all authorizations, consents and approvals of, and give all notices to be obtained or given in connection with the transactions contemplated by the Transaction Documents to all third parties, including those required under the Contracts set forth on Schedule 4.4.

4.5           Notification of Certain Matters.  The Company shall give prompt notice to the Parent of (a) the occurrence or non-occurrence of any event known to it, the occurrence or non-occurrence of which has caused or is reasonably likely (in the determination of the Company) to cause any representation or warranty of the Company in this Agreement to be untrue in all material respects at or prior to the Closing and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and the Parent shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event known to it, the occurrence or non-occurrence of which is likely to cause any representation or warranty in this Agreement of the Merger Sub and/or the Parent to be untrue in all material respects at or prior to the Closing and (ii) any failure of the Parent and/or the Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.5 shall not limit or otherwise affect any remedies available to the party receiving such notice.

4.6           No Solicitation.  Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 8.1, the Company shall not take  nor shall the Company permit, any of the Company’s Representatives to take (directly or indirectly) any of the following actions with any Person other than Parent and its designees:  (a) solicit, initiate, facilitate or encourage any proposal or offer from, or participate or engage in or conduct any discussions or negotiations with, any Person relating to any inquiry, contact, offer or proposal, oral, written or otherwise, formal or informal, with respect to any possible Business Combination with the Company, (b) provide any information with respect to the Company to any Person other than Parent, relating to (or which the Company believes would be used for the purpose of formulating an offer or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company, (c) approve or agree to or enter into a Contract with any Person other than the Parent providing for a Business Combination with the Company, (d) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Business Combination with the Company other than the Business Combination with Parent contemplated by this Agreement and the Transaction Documents, or (e) authorize or permit any of the Company’s Representatives to take any such action.

4.7           Takeover Statutes.    If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement or the Transaction Documents, the respective board of directors of each of the Parent and the Company shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the Transaction Documents may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any such Takeover Statute on any of the transactions contemplated hereby.

4.8           Commercially Reasonable Efforts.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to cooperate fully with the other parties and to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the transactions contemplated hereby, including the obtaining of all authorizations, consents, orders and approvals of any Governmental Entity and to otherwise fulfill such party’s obligations under this Agreement as promptly as practicable.

4.9           Stockholder Approval.

(a)           Within 3 Business Days following the date hereof the Company shall distribute to all Stockholders, other than the Principal Stockholders all information required by DGCL Sections 228 and 262 and other applicable Law (including a statement that appraisal rights are available to the holders of Company Shares pursuant to Section 262 of the DGCL as well as a copy of Section 262), the Company’s bylaws and the certificate of incorporation, as well as the unanimous recommendation of the board of directors of the Company in favor of the Merger, this Agreement and the transactions contemplated hereby.

(b)           Any materials to be submitted to the Stockholders in connection with the solicitation of their approval of the Merger and this Agreement (the “Soliciting Materials”) shall be prepared in coordination with Parent.  Anything to the contrary contained herein notwithstanding, the Company shall not include in the Soliciting Materials any information with respect to the Parent or its Affiliates, the form and content of which shall not have been consented to in writing by the Parent prior to such inclusion.  The Company will promptly advise the Parent in writing if at any time prior to the Closing the Company shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1           Further Actions

.  In case at any time after the Effective Time any further actions are necessary to carry out the purposes of this Agreement, each party hereto will take such further actions (including the execution and delivery of such further instruments and documents) as any other such party may reasonably request, all at the sole cost and expense of the requesting party. From and after the Effective Time, the Parent will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company or its Subsidiaries.

5.2           Tax Matters.

(a)           Filing of Pre-Closing Tax Returns After the Closing Date.  The Parent shall prepare and timely file, or shall cause to be prepared and timely filed, in a manner consistent with the Company’s and the Subsidiaries’ methods for preparing prior Tax Returns (unless there is no substantial authority (within the meaning of Section 6662 of the Code) for taking a position that is consistent with such past methods of the Company and Subsidiaries), all Tax Returns of the Company and the Subsidiaries that relate to Pre-Closing Tax Periods that are required to be filed after the Closing Date.  The Parent shall deliver copies of such Pre-Closing Tax Returns at least sixty (60) days prior to the due date (taking into account any extension) for the filing of such Tax Returns to Stockholders' Representative for review and approval which approval shall not be unreasonably withheld.

(b)           Filing of Straddle Period Tax Returns.  The Parent shall prepare and timely file, or cause to be prepared and timely filed, in a manner consistent with the Company’s and the Subsidiaries’ methods for preparing prior Tax Returns (unless there is no substantial authority (within the meaning of Section 6662 of the Code) for taking a position that is consistent with such past methods of the Company and Subsidiaries), any Tax Return of the Company or the Subsidiaries for a Straddle Period.  The Parent shall deliver copies of such Straddle Period Tax Returns at least twenty (20) days prior to the due date (taking into account any extension) for the filing of such Tax Return to the Stockholders' Representative for review and approval which approval shall not be unreasonably withheld.

(c)           Allocation of Straddle Period Taxes. With respect to Taxes of the Company and the Subsidiaries relating to a Straddle Period, for the purpose of and subject to the provisions of Section 7.2(a)(iii), the indemnification liability of the Stockholders included in Section 7.2(a)(iii) shall apply with respect to the amount of such Taxes allocable to the portion of the Straddle Period that is deemed to end on the close of business on the Closing Date.  For purposes of the preceding sentence, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income, receipts, expenditures or wages, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income, receipts, expenditures or wages, be deemed equal to the amount (if any) which would be payable if the relevant Tax period ended on the Closing Date.

(d)           Cooperation.  The parties shall reasonably cooperate, and shall cause their respective Representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(e)           No Amended Returns. The Parent shall not amend any Tax Return of the Company or the Subsidiaries with respect to a Pre-Closing Tax Period or Straddle Period without the consent of the Stockholders' Representative, which consent may not be unreasonably withheld, conditioned or delayed, if such amendment would result in indemnification under Article VII.

(f)           FIRPTA Certificate.  At the Closing, the Company shall deliver to the Parent a certificate from the Company and its Subsidiaries (in a form reasonably satisfactory to the Parent) to the effect that the Company and the Subsidiaries are not a “United States real property holding corporation” for purposes of Section 897 and 1445 of the Code.

(g)           To the extent applicable, all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid in equal parts by the Stockholders on the one hand and the Parent on the other hand, when due, and the Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.  Each Indemnifying Stockholder shall, and the Stockholders' Representative will use commercially reasonable efforts to ensure that each such Stockholder shall, provide the Parent with evidence satisfactory to the Parent that such Transfer Taxes have been paid by the Stockholders.

5.3           Directors’ and Officers’ Liability.

(a)           The Parent agrees that the indemnification obligations (including exculpation rights) set forth in the Company’s and its Subsidiaries’ charter documents or bylaws, as well as any existing director or officer indemnification agreements of the Company and its Subsidiaries set forth in the Disclosure Schedule shall survive the Closing in accordance with their terms, and all such rights shall be observed by the Company, the Merger Sub and the Parent to the fullest extent available under applicable Laws and the said indemnification obligations and agreements.

(b)           Prior to the Closing, the Company shall purchase and pay for a seven (7) year “tail” insurance and indemnification policy covering each Person covered by the current policies of the directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries that provides coverage for matters occurring prior to Closing (the “D&O Insurance”), and Parent shall not terminate such “tail” insurance (but shall not be required to bear any cost in relation thereto) and shall not modify the D&O Insurance in any manner that would adversely affect the rights thereunder of any Person who on or prior to the Closing was a director or officer.

(c)           The directors and officers referred to in this Section 5.3 and listed on Schedule 5.3 attached hereto shall be considered as third party beneficiaries for the purpose of this Section 5.3.

5.4           Confidentiality.  The parties acknowledge that Parent and the Company have previously executed a Joint Nondisclosure Agreement, dated as of September 27, 2009, (the “Nondisclosure Agreement”), and a Letter of Intentions dated March 28, 2010 that includes certain exclusivity and confidentiality provisions (the “LOI”). The confidentiality provisions of each of the Nondisclosure Agreement and the LOI shall continue in full force and effect in accordance with their terms for the time periods set forth therein, and the Parent and the Company shall be fully liable and responsible under the Nondisclosure Agreement and LOI for any breach of the terms and conditions thereof by their respective subsidiaries, officers, employees, accountants, counsel and other representatives. For the avoidance of doubt, a breach of confidentiality shall not be subject to or limited by the indemnification provisions set forth in Article VII.

5.5           Capitalization Table.  The Company shall deliver to the Parent a spreadsheet (the “Capitalization Table”) in the form attached hereto as Exhibit H, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company (on behalf of the Company and not in any personal capacity) as of the Closing Date and which shall include as of the Closing Date: (a)(i) the names of all the Stockholders; (ii) their respective addresses and country of residence, indicating whether such Stockholder is an employee or not an employee of the Company; (iii) the number of Company Shares held by such Stockholder (including the class thereof); (iv) the respective certificate numbers; (v) the amount of cash to be deposited into the Escrow Fund on behalf of each Indemnifying Stockholder based on its pro-rated Allocable Portion out of the Purchase Price as adjusted in accordance with Section 1.11; (vi) the Common A Per Share Amount, the Common B Per Share Amount, the Series AA Per Share Amount, the Series A-1 Per Share Amount, the Series B Per Share Amount, the Series C Per Share Amount, and the Series D Per Share Amount to be paid in respect of each of the Company Shares, as applicable, and the Allocable Portion of the Purchase Price as adjusted in accordance with Section 1.11 and any Allocable Portion of the First Earn-Out Payment and Second Earn-Out Payment to be paid to each such Stockholder, and (b)(i) all Optionholders and their respective addresses, whether each such Optionholder is a an employee of the Company or not an employee; (ii) the number of Company Shares underlying each such Company Option; (iii) the grant dates of such Company Options; (iv) the expiration dates of such Company Options; (v) the vesting arrangement and vesting status with respect to such Company Options; (vi) the exercise price with respect to such Company Options; and (vii) whether such Company Options are incentive stock options or non-qualified stock options. The Company shall deliver the Capitalization Table not more than ten (10) Business Days (but at least five (5) Business Days) prior to the Closing Date; provided, that after the Closing Payment Certificate has been delivered to the Parent, the Company shall be entitled to update the final Capitalization Table with the Closing Payment Certificate no later than two (2) Business Days prior to the Closing Date to provide an updated good faith estimate of the actual figures expected on the Closing Date.

5.6           Delivery of Stock Ledger, Minute Books and Capitalization Table of the Company.  The Company shall deliver its stock ledger and minute books and the stock ledgers and minute books for its Subsidiaries to Parent at the Closing.

5.7           Israeli Tax Ruling.  As soon as reasonably practicable after the execution of this Agreement, the Parent shall instruct its counsel, advisors and accountants to prepare and file with the Israeli Income Tax Authority an application for a ruling confirming that (i) the assumption of the Retention Options and Additional Options granted to Israeli Employees of the Israel Subsidiary and the conversion or replacement of such options into or with the Parent Assumed Options in accordance with Section 1.8 will not result in a requirement for an immediate Israeli tax payment by the said holders or the Company and that the Israeli taxation will be deferred until the exercise of such Parent Assumed Options, or in the case of Parent Assumed Options that are part of a “Section 102 Plan,” until the actual sale of the underlying shares of Parent Shares by the holders of such Parent Assumed Options; and (ii) that the “lock-up period” under any “Section 102 Plan” will continue to run from the original date of issuance and will not be restarted as a result of the assumption of the Retention Options and Additional Options (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Option Tax Ruling”). Each of the Company and the Parent shall, and shall instruct their Representatives to, coordinate all activities and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Option Tax Ruling to the reasonable satisfaction of the Company and the Parent. Subject to the terms and conditions hereof, the parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Option Tax Ruling as promptly as practicable.

5.8           Interim Financial Statements.  Within 5 Business Days from the Closing Date, the Company shall provide the Parent with a management report (unaudited and not reviewed) financial statement for the period between March 31, 2010 and the Closing Date and the related consolidated statements of income and cash flows for the period then ended.

5.9           Form S-8.  Parent agrees to take all corporate action necessary to reserve for issuance a sufficient number of Parent Ordinary Shares for delivery upon exercise of options included in the Parent Assumed Options and shares included in such Parent Assumed Options. As soon as practicable, but in any event not later than 180 days after the Closing Date (unless Parent elects to file prior to the Closing Date), Parent shall file with the SEC a registration statement on Form S-8 (or any other successor or other appropriate form), with respect to the Parent Ordinary Shares underlying the Parent Assumed Options and shall use best commercial efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.  Not later than the filing of the Form S-8 as specified above, Parent shall cause Parent Ordinary Shares underlying Parent Assumed Options to be authorized for listing on the national securities exchange on which Parent Ordinary Shares are listed.

ARTICLE VI
CONDITIONS

6.1           Conditions to Obligations of the Merger Sub and the Parent.  The obligation of the Merger Sub and the Parent to consummate the transactions to be performed by the Merger Sub and the Parent in connection with the Closing is subject to the satisfaction or waiver (in the sole and absolute discretion of the Merger Sub and the Parent) of each of the following conditions as of the Closing:

(a)           Representations and Warranties.  Each of the representations and warranties of the Company contained herein shall be true and correct on and as of the date of this Agreement and true and correct in all material respects on and as of the Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct on and as of such dates), except for any Fundamental Representations which are qualified by materiality, Material Adverse Effect, or similar phrases (other than "knowledge" qualifiers), which shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates).

(b)           Performance of Covenants.  The Company shall have performed and complied in all material respects with all of its covenants and agreements required to be performed by it pursuant to the Transaction Documents prior to the Closing Date.

(c)           No Injunctions or Regulatory Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued or threatened in writing by any Governmental Entity or other legal or regulatory restraint or prohibition against the consummation of the transactions contemplated by the Transaction Documents, including the consummation of the Merger, shall be in effect; nor shall there be any action taken by any Governmental Entity, or any Law or order enacted, entered, enforced to the transactions contemplated by the Transaction Documents that would prohibit the consummation of such transactions.

(d)           Legal Opinion.  The Parent shall have received a legal opinion from Sullivan & Worcester LLP legal counsel to the Company, and Zysman, Aharoni, Gayer & Co. Law Offices, Israel legal counsel to the Company, each as to the matters set forth in Exhibit I1 and I2, respectively.

(e)           Governmental Approvals.  (i) all filings, notices, licenses, Permits, approvals or other consents of, to or with, any Governmental Entity that are listed on Schedule 6.1(e) shall have been duly made or obtained and shall be in full force and effect as of the Closing Date, each in form and substance satisfactory to the Parent; and (ii) any waiting periods, including with respect to filing requirements with the Committee on Foreign Investment in the United States shall have expired.

(f)           Consents.  All filings, notices, licenses, Permits, approvals and other consents of, to or with, any Person (other than a Governmental Entity) that are listed on Schedule 6.1(f), shall have been duly made or obtained and shall be in full force and effect as of the Closing, each in form and substance satisfactory to the Parent;.

(g)           OCS Notice.  The notice in the form attached hereto as Schedule 6.1(g), shall have been duly filed with the Research Committee of the Ministry of Industry, Trade and Labor.

(h)           Escrow Agreement.  The Stockholders' Representative and the Escrow Agent shall have entered into the Escrow Agreement, and the Escrow Agreement shall be in full force and effect as of the Closing.

(i)           No Material Adverse Effect.  From the date hereof and until the Closing, no Material Adverse Effect shall have occurred.

(j)           Arrangements with Certain Employees.  All of the Key Employees shall continue to be employed by either the Parent or any of its Affiliates (subject to the Closing), or the Company or its Subsidiaries, at the Closing on substantially the same terms (taken as a whole) existing as of the date hereof, and no Key Employee shall have given any written notice to the Company’s officers that each such Key Employee is not willing or does not intend to be employed by the Parent or any of its Affiliates (including, the Surviving Corporation or its Subsidiaries) immediately after the Closing. In addition to the foregoing, at least 70% of the Designated Company Employees (taking into account also the Key Employees) (i) shall agree to continue to be employed by either the Parent or any of its Affiliates (subject to the Closing), or the Company or its Subsidiaries, at the Closing on substantially the same terms (taken as a whole) existing as of the date hereof, (ii) shall not have given any written notice to the Company’s officers that they are not willing or do not intend to be employed by the Parent or any of its Affiliates (including the Surviving Corporation or its Subsidiaries) immediately after the Closing.

(k)           Other Closing Documents.  The Company shall have delivered to the Parent at the Closing:

(i)           a certificate duly executed by the Chief Executive Officer of the Company, dated as of the Closing, certifying that each of the conditions specified in Sections 6.1(a) and 6.1(b) have been fully satisfied, to the extent applicable to the Company;

(ii)           a certificate executed by the secretary of the Company certifying (A) the Company’s and each of its Subsidiaries’ certificate of incorporation, organization or formation (or equivalent document), in each case, as filed with and certified by the Secretary of State (or other Governmental Entity) of each of their respective jurisdictions of organization (B) the Company’s and its Subsidiaries’ bylaws (or equivalent document), (C) the resolutions duly adopted by the Company’s board of directors and its Stockholders authorizing the Company’s execution, delivery and performance of the Transaction Documents and the transactions contemplated by the Transaction Documents, and (D) the incumbency of each individual who shall be authorized to sign, in the name and on behalf of the Company, each of the Transaction Documents to which the Company is or is to become a party in connection herewith; and

(iii)           the respective good standing certificates (or equivalent document) for the Company and its Subsidiaries in each of their respective jurisdictions of organization and in each jurisdiction where the Company and its Subsidiaries is qualified to do business as a foreign organization, in each case dated within ten (10) days prior to the Closing Date.

(l)           Closing Payment Certificate.  The Company shall have delivered to Parent, not more than ten (10) Business Days (but at least five (5) Business Days) prior to the Closing, the Closing Payment Certificate, which shall include the Capitalization Table pursuant to Section 5.5, which shall have been certified as complete and correct by the Chief Executive Officer and the Chief Financial Officer of the Company as of the date of delivery.

(m)           Non-Competition Agreements. The Non-Competition Agreement entered into by Mr. Moshe Avlagon and Mr. Omer Geva on the date hereof shall be in full force and effect, shall not have been terminated, revoked or amended, without Parent’s consent.

(n)           Resignations.  Each director and executive officer of the Company and the Subsidiaries shall deliver to the Parent his or her resignation from such position effective immediately prior to the Closing Date.

(o)           FIRPTA Certificate.  The Company and the Subsidiaries shall deliver the duly executed certificate referred to in Section 5.2(f).

(p)           Stockholder Written Consent.  The Company shall have obtained the Stockholder Written Consent signed by each of the Principal Stockholders and additional Stockholders who, together with the Principal Stockholders, collectively hold at least 85% of the Company Shares (on an as converted basis).

(q)           Plenus Letter. The Parent shall have received a signed copy of the Plenus Letter.

(r)           Investment Bank Letter. The Parent shall have received a signed copy from Impact Equity, advisor to the Company (the “Investment Banker”), confirming the total amount due to the Investment Banker and that upon payment of such amount, the Investment Banker shall have no claims or demands against the Company, in form and substance reasonably acceptable to the Parent. In the event that no such confirmation is received by the Parent, the Parent may, at its sole discretion, waive such condition to Closing and withhold from the Distributable Proceeds to be paid at Closing any amount that may be due to the Investment Banker which has not been accrued for in the Net Working Capital calculations (the “Excess Amount”).

(s)           Israeli Subsidiary. All shares and Equity Interest of e-Glue Software Technologies Ltd., shall be owned by the Parent free and clear of all Liens or third party rights.

(t)           Financial Statements. The Company shall have provided the Parent with its (A) audited consolidated balance sheets and related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for the fiscal year ended December 31, 2009 (which shall include the application of (FIN) No. 48) (the “2009 Audited Financial Statements”), and (B) unaudited but reviewed consolidated balance sheet and profit and loss statement as of March 31, 2010 (which includes comparison to March 31, 2009 figures), both of which (i) are true and complete in all material respects in accordance with GAAP consistently applied; (ii) are consistent with the books and records of the Company and each of its Subsidiaries (which, in turn, are accurate and complete in all material respects); (iii) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby; and (iv) present fairly in all material respects in accordance with GAAP the financial condition, results of operations stockholders’ equity. It is hereby clarified, that receipt of the financial statements above shall not be deemed to be an agreement by Parent to the content thereof, nor shall it derogate from the Company’s representations and warranties, the provisions of Section 6.1(a) or Parent’s remedies hereunder.

(u)           2008 and 2009 Tax Returns. The Company and its Subsidiaries shall have filed all Tax Returns required to be filed relating to the year 2008; and the Israeli Subsidiary shall have filed its 2009 Tax Return with Israeli Income Tax Authorities or received an extension from the Israeli Income Tax Authorities for filing its 2009 Tax Return for at least four (4) months from the Closing Date.

(v)           Waivers from Subcontractors. The Company shall have provided the Parent with a release and waiver of claims from the subcontractors engaged by the Company in Spain, in form and substance reasonably acceptable to the Parent.

(w)           The Company shall have taken all actions required, paid all fees and filed all documents required in order to ensure that e-Glue USA Inc. PA shall be dissolved and liquidated.

(x)           e-Glue USA, Inc. shall have terminated the license agreement with 1TO1 Marketing LLC.

The Parent and/or Merger Sub may waive any condition specified in this Section 6.1 if it executes a writing so stating at or prior to the Closing.

6.2           Conditions to Obligations of the Company.  The obligation of the Company to consummate the transactions to be performed by it pursuant to this Agreement in connection with the Closing is subject to satisfaction or waiver (in the sole and absolute discretion of the Company) of each of the following conditions as of the Closing:

(a)           Representations and Warranties.  Each of the representations and warranties of the Merger Sub and the Parent contained herein shall be true and correct on and as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct on and as of such dates).

(b)           Performance of Covenants.  The Merger Sub and the Parent shall have performed in all material respects all of the covenants and agreements required to be performed by them pursuant to the Transaction Documents on or prior to the Closing Date.

(c)           No Injunctions or Regulatory Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued or threatened in writing by any Governmental Entity or other legal or regulatory restraint or prohibition against the consummation of the transactions contemplated by the Transaction Documents shall be in effect; nor shall there be any action taken by any Governmental Entity, or any Law or order enacted, entered, enforced or deemed applicable to the transactions contemplated by the Transaction Documents that would prohibit the consummation of such transactions;.

(d)           Governmental Approvals.  All filings, notices, licenses, Permits, approvals or other consents of, to or with, any Governmental Entity that are listed on Schedule 6.2(d) shall have been duly made or obtained and shall be in full force and effect as of the Closing, each in form and substance reasonably satisfactory to each of Parent and the Company.

(e)           Officer’s Certificate.  The Parent shall have delivered to the Company a certificate to the effect that each of the conditions specified in Sections 6.2(a) and 6.2(b) have been satisfied.

(f)           Escrow Agreement.  The Parent and the Escrow Agent shall have entered into the Escrow Agreement, and the Escrow Agreement shall be in full force and effect as of the Closing.

(g)           The Parent shall have deposited with the Paying Agent all amounts required to be paid to the Indemnifying Stockholders at Closing and the Paying Agent shall have been irrevocably instructed to pay to each Company Holder who has duly provided to the Parent and/or the Paying Agent the Letter of Transmittal and all documents and certificates required thereunder, the amounts set forth in the Closing Payment Certificate in accordance with the provisions of Section 1.14 above.

(h)           The Parent shall have assumed all of the Retention Options and the Additional Options in accordance with Section 1.8(f).

The Company may waive any condition specified in this Section 6.2 if it executes a writing so stating at or prior to the Closing.

ARTICLE VII
INDEMNIFICATION

7.1           Survival Periods.  Subject to the limitations contained in this Article VII, all representations and warranties contained in Article II, Article III and any covenants and agreements set forth herein and shall survive the execution and delivery of this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby.  Notwithstanding anything herein to the contrary, the Stockholders will not be liable with respect to any claim for the breach of any representation or warranty pursuant to Section 7.2(a), and the Merger Sub and the Parent will not be liable with respect to any claim for the breach of any representation or warranty pursuant to Section 7.3(a), unless written notice of a claim thereof is delivered to the Stockholders Representative or the Parent, as the case may be, prior to the Survival Date.  For purposes of this Agreement, the term “Survival Date” shall mean 11:59 pm Israel Time on such date which is eighteen (18) months after the Closing Date; provided that with respect to the representations and warranties of the Company set forth in 2.2(a), 2.2(b) and 2.2(c) (under "Capitalization and Related Matters"), 2.3(d) (under “Subsidiaries”), 2.4 (under "Authorization") and 2.16 (under "Tax Matters") (collectively, the “Fundamental Representations”), with respect to the representations and warranties of the Parent and Merger Sub set forth in Section 3.2 (under "Authorization"), the Stockholder Indemnity and the Appraisal Indemnity, there shall be no Survival Date and no time restriction on the delivery of claims related thereto other than the applicable statutes of limitation. The parties agree that so long as written notice of a claim subject to the Survival Date limitations is given on or prior to the expiration of the Survival Date in accordance with the provisions of this Article VII, the claim shall be valid until its is finally resolved.

7.2           Indemnification of the Parent Indemnified Parties by the Stockholders.

(a)           Obligation.  Subject to the provisions of Section 7.12 below, each of the Stockholders receiving part of the consideration hereunder (including any part of the Earn-Out Payments), in consideration for its Equity Interests of the Company and any person or entity receiving part of the consideration hereunder (including any part of the Earn-Out Payments) that agrees or has agreed in writing to indemnify the Parent pursuant to the provisions of Article VII (the “Indemnifying Stockholders”) shall be deemed to have agreed, and hereby agrees, severally and not jointly, subject to the limitations in this Article VII, to indemnify the Parent, the Merger Sub and their Affiliates (including the Surviving Corporation and its Subsidiaries after Closing) and each of their respective Representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) and hold each of them harmless from and against and pay on behalf of or reimburse any such Parent Indemnified Party in respect of the entirety of any Loss which such Parent Indemnified Party suffers, sustains or becomes subject to, as a result of, arising out of, relating to or in connection with:

(i)           The breach of any representation or warranty of the Company contained in this Agreement or any Transaction Document;

(ii)           The breach or violation of any covenant, agreement or obligation of the Company contained in this Agreement or any Transaction Document;

(iii)           The matters as expressly set forth in Sections (c)(1) and (g)(2) of the Schedules to Section 2.16 set forth in the Disclosure Schedules (the “Tax Indemnity”);

(iv)           The matters expressly set forth in the Schedule to Section 3 of Schedule 2.18(f)(vi) set forth in the Disclosure Schedule;

(v)           The Appraisal Indemnity;

(vi)           Fraud and willful misrepresentation;

(vii)           Any claim relating to the Fund Raising or for indemnity by any Stockholder or Affiliate thereof against the Company, pursuant to outstanding indemnification provisions or other representations of the Company relating to the Fund Raising or financing rounds afforded to such Stockholders (collectively, the “Stockholder Indemnity”);

(viii)           any and all penalties and interest payable as a result of the non-timely filing of Tax Returns otherwise due to be filed by the Closing Date ("Late Filing Indemnity”); and

(ix)           any and all Liabilities relating to e-Glue USA Inc. PA.

(b)           Limitations.

(i)           No amount shall be payable to and Indemnifying Stockholders shall have no Liability to the Parent Indemnified Parties in satisfaction of claims for indemnification pursuant to Section 7.2(a) unless and until the aggregate amount of all Losses of the Parent Indemnified Parties arising therefrom exceeds $75,000 (the “Threshold”), at which time the Indemnifying Stockholders shall indemnify the Parent Indemnified Parties for the full amount of all such Losses from and including the first dollar of all such Losses up to an amount equal to the Escrow Amount (except as specified herein), net of any actual insurance recovery by any Parent Indemnified Party. Notwithstanding the above, the Threshold shall not apply to the Late Filing Indemnity.

(ii)           Other than with respect to the Stockholder Indemnity, the Appraisal Indemnity, breach of Fundamental Representations, intentional misrepresentation or fraud by the Company, or any non-monetary remedy for breach of covenants, the Escrow Fund shall be the sole and exclusive remedy of the Parent Indemnified Parties for any claim related to this Agreement and the transaction contemplated herein. With respect to any fraud or intentional misrepresentation committed by an Indemnifying Stockholder, the Liability of such Stockholder shall not be limited and the Liability of all other Stockholders shall be limited as set forth herein; it being agreed and acknowledged that any fraud or intentional misrepresentation by the Company, in connection with the representations set forth in Article II or otherwise hereunder, shall not be limited in any event.

(iii)           Each Indemnifying Stockholder shall only be liable for its pro-rata share of any indemnifiable Loss pursuant to Section 7.2(a) determined by such Stockholder’s Allocable Portion paid to it hereunder out of the Allocable Portion paid hereunder to all Indemnifying Stockholders participating in such indemnification, and the aggregate amount of all payments made by an Indemnifying Stockholder in satisfaction of claims for indemnification pursuant to Section 7.2(a) shall not exceed the amount of Distributable Proceeds that it has actually received (it being agreed that then existing amounts in the Escrow Fund are deemed received by an Indemnifying Stockholder for purposes of determining an Indemnifying Stockholder’s liability under this Section 7.2(b)(iii); and provided, that such amount in the Escrow Fund is actually paid out of the Escrow Fund to or on behalf of such Indemnifying Stockholder) by such Indemnifying Stockholder under this Agreement (to the extent that the indemnifiable Loss is not limited by the Escrow Fund as set forth in this Article VII).

7.3           Indemnification of the Stockholders by the Merger Sub.

(a)           Obligation.  The Parent agrees, subject to the limitations in this Article VII, to indemnify the Indemnifying Stockholders and their respective Affiliates and each of their respective officers, directors, stockholders, managers, members, partners, employees, agents, representatives, successors and assigns (collectively, the “Stockholder Indemnified Parties”) and hold each of them harmless against any Losses which any of them may suffer, sustain or become subject to, as the result of, arising out of, relating to or in connection with:

(i)           the breach by the Merger Sub or the Parent of any representation or warranty made by the Merger Sub or the Parent in this Agreement or any Transaction Document; or

(ii)           the breach or violation of any covenant, agreement or obligation of the Merger Sub or the Parent contained in this Agreement or any Transaction Document.

(b)           Limitations.

(i)           No amount shall be payable to and Parent shall have no Liability to the Stockholder Indemnified Parties in satisfaction of claims for indemnification pursuant to Section (a) unless and until the aggregate amount of all Losses of the Stockholder Indemnified Parties arising therefrom exceeds the Threshold, at which time the Parent shall indemnify the Stockholder Indemnified Parties for the full amount of all such Losses from and including the first dollar of all such Losses. Notwithstanding the above, the Threshold shall not apply to failure to pay the Distributable Proceeds hereunder.

7.4           Notice and Defense of Third-Party Claims.

(a)           If a party hereto determines in good faith that it is entitled indemnification under this Article VII with respect to any Action brought against it by a third party (a “Third-Party Claim”), such party (the “Indemnified Party”) shall promptly give written notice to the other party (the “Indemnifying Party”) and the Escrow Agent after receiving written notice of such Third-Party Claim, describing the Third-Party Claim, the amount of any Loss related thereto (if known and quantifiable or, if not, a good faith estimate thereof), and the basis for indemnification hereunder; provided that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay.  With respect to any Third-Party Claim which, if adversely determined, would entitle the Indemnified Party to indemnification pursuant to this Article VII, the Indemnifying Party shall be entitled, at its sole cost and expense, to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party’s claim for indemnification.  Any Indemnifying Party shall be entitled, at its option (subject to the limitations set forth below), to assume control and appoint lead counsel of such defense with counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnified Party’s right to assume control of such defense, it must first: (A) notify the Indemnified Party in writing as promptly as possible and in any event no later than fifteen (15) days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim, subject to the limitations set forth in this Article VII; and (B) furnish the Indemnified Party with reasonable evidence that the Indemnifying Party is and will be able to satisfy any such Liability; provided that, the existence of the Escrow Funds shall be deemed reasonable evidence thereof to the extent the Escrow Funds are at least equal to the amount of such claim.  Notwithstanding the foregoing, if (i)  in  opinion of a legal counsel of the Indemnified Party a conflict of interest exists in respect of such claim (including due to the fact that any such claim is for an amount in excess of the indemnification obligation of the Indemnifying Stockholders), or (ii) any Indemnifying Party fails to provide reasonable assurance to the Indemnified Party (upon request of the Indemnified Party) of such Indemnifying Party’s financial capacity to defend such Third Party Claim and provide indemnification with respect thereto or otherwise fails to actively defend such claim, or (iii) such claim seeks non-monetary relief, or (iv) such claim involves criminal or quasi-criminal allegations, such Indemnified Party will have the right to assume control of such defense and employ separate counsel to represent such Indemnified Party and in that event the reasonable fees and expenses of such separate counsel will be paid by such Indemnifying Party; provided that the Indemnifying Party shall not be required to bear the fees and expenses of more than one counsel to all Indemnified Parties.

(b)           In the event that either the Indemnifying Party does not elect to assume the control of the defense of any Third-Party Claim pursuant to Section 7.4(a) or any of the conditions in Section 7.4(a) are or become unsatisfied, the Indemnified Party may defend against, or consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it may deem appropriate and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith; provided, that in the event that the Indemnified Party does not obtain the prior written consent from the Indemnifying Party in connection with a settlement of a Third-Party Claim, the Indemnifying Party may object to any claim for indemnification by the Indemnified Party with respect to Losses relating thereto only on the basis that indemnifiable Losses were not suffered or sustained by the Indemnified Party or that the Indemnified Party had no reasonable basis to agree to the amount of the settlement based on the facts and circumstances known at the time.

(c)           If the Indemnifying Party chooses to defend a Third Party Claim, the Indemnified Party will fully cooperate with the Indemnifying Party in the defense thereof if requested by the Indemnifying Party (such cooperation to be at the expense, including reasonable legal fees and expenses, of the Indemnifying Party). If the Indemnifying Party is controlling the defense of any Third-Party Claim in accordance with Section 7.4(a), (i) the Indemnified Party shall nonetheless have the right to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnified Party’s sole cost and expense, and (ii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to or cease to defend such Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be withheld unreasonably); provided that the Indemnified Party shall have no right or obligation of any kind to consent to the entering of any judgment or into any settlement unless such judgment or settlement (A) is for only money damages, a significant portion of which shall be paid by the Indemnifying Party and that the portion (if any) to be borne by the Indemnified Party is not in excess of the Threshold, (B) includes, as a condition thereof, an express, unconditional release of the Indemnified Party from any liability or obligation with respect to such Third-Party Claim and (C) could not be reasonably expected, in the good faith judgment of the Indemnified Party, to establish a precedent, custom or practice adversely affecting the continuing business interests or prospects of the Indemnified Party or the Surviving Corporation (or its Subsidiaries). If an Indemnifying Party agrees to indemnify the Indemnified Party for a Third Party Claim and subject to the other provisions of this Section 7.4, the Indemnified Party will not (unless required by law) admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent will not be unreasonably withheld).

7.5           Notice of Non-Third-Party Claims.  If an Indemnified Party determines in good faith that it is entitled to indemnification under this Article VII with respect to any matter which does not involve a Third-Party Claim, the Indemnified Party shall give written notice to the Indemnifying Party and the Escrow Agent promptly after discovering the Loss or facts giving rise to such claim for indemnification, describing the nature of the claim in reasonable detail, the amount of any Losses related thereto (if known and quantifiable or, if not, a good faith estimate thereof), and the basis for indemnification hereunder; provided that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay.  If the Indemnifying Party does not notify the Indemnified Party in writing within 30 days from its receipt of the indemnity notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed to indemnify the Indemnified Party from and against the entirety of any Losses described in the indemnity notice.  If the Indemnifying Party has delivered an indemnity dispute notice to the Indemnified Party, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute.  If the Indemnifying Party and the Indemnified Party cannot resolve such dispute in thirty (30) days after delivery of indemnity dispute notice, the Indemnified Party and the Indemnifying Party will be free to pursue such remedies as may be available under this Agreement subject to the limitations on indemnification set forth in this Article VII. The process for release of Escrow Funds and claims made to the Escrow Agent shall be further set forth in the Escrow Agreement.

7.6           Manner of Payment; Escrow Period; Distribution of Escrow Fund.

(a)           Any indemnification pursuant to this Article VII shall be effected by wire transfer of immediately available funds to an account designated by the Stockholders' Representative or the Parent, as the case may be, within three (3) Business Days after final determination of the amount thereof, whether pursuant to a final judgment, settlement or agreement among the parties hereto; provided that, to the extent that all or any portion of any indemnification payment to be made to any Parent Indemnified Party is to be satisfied through funds remaining available in the Escrow Fund, the Stockholders' Representative and the Parent shall, within three (3) Business Days after the determination of the amount thereof, deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release the appropriate portion of the Escrow Fund to an account designated by the Parent; provided, further, that any payments required to be made by the Stockholders in satisfaction of claims for indemnification pursuant to Section 7.2(a) shall be paid first from the Escrow Fund, to the extent of the available funds in the Escrow Fund and until the Escrow Fund is depleted, prior to any recourse being sought against any Stockholder with respect to any claim for indemnification brought by the Parent Indemnified Parties thereunder to the extent such recourse being sought against any Stockholder is in accordance with the limitations set forth in this Article VII.

(b)           The Escrow Fund shall be in existence immediately following the Closing Date and shall terminate at 11:59 pm Israel Time on the date that is eighteen (18) months after the date on which the Closing Date occurs (the period of time from the Closing Date through and including the termination of the Escrow Fund is referred to as the “Escrow Period”) and any amounts left in the Escrow Account shall be distributed to each Stockholder in accordance with such Stockholder’s Allocable Portion paid hereunder; provided, that, the Escrow Fund shall not be released with respect to such amount of cash equal to the amount of Losses related to any unsatisfied claims for indemnification under Section 7.2(a) with respect to which, a notice in accordance with the procedures set forth in this Article VII was delivered to the Stockholders Representative and the Escrow Agent prior to the expiration of the Escrow Period.  As soon as all such claims, if any, have been resolved, any amounts remaining in the Escrow Fund not required to satisfy such claims shall be delivered to each Stockholder in accordance with such Stockholder’s Allocable Portion paid hereunder.

(c)           The Escrow Agreement shall contain, among other things, the terms and provisions related to how indemnification claims are to be made by the Indemnified Parties against the Escrow Fund and how the Indemnifying Parties can object to such indemnification claims.

7.7           Determination of Loss Amount.

(a)           In the event that the Closing occurs, each Indemnifying Stockholder agrees that such Stockholder will not seek, nor will any Indemnifying Stockholder be entitled to, reimbursement or contribution from, subrogation to, or indemnification by the Company or its Subsidiaries, under their organizational documents, this Agreement, applicable corporate Laws or other Legal Requirements or otherwise, in respect of any amounts due from the Indemnifying Stockholders to any Parent Indemnified Party under this Article VII or otherwise in connection with this Agreement; provided that the foregoing shall not limit the rights of the Indemnified Parties under Section 7.3 to seek indemnification in accordance with the provisions therein. Each Indemnifying Stockholder further agrees not to make any claims against any directors and officers insurance policy maintained or to be maintained by or for the benefit of the Company or its Subsidiaries in respect of amounts due by the Indemnifying Stockholders to a Parent Indemnified Party under this Article VII or otherwise in connection with this Agreement.

(b)           The right to indemnification and the payment of Losses of any Parent Indemnified Party pursuant to this Article VII, or the availability of any other remedies contemplated hereby, based upon any representation, warranty, covenant, agreement or obligation of the Company contained in or made pursuant to this Agreement will not be affected by any investigation made by or on behalf of any Parent Indemnified Party or its Affiliates, or the knowledge of any such Parent Indemnified Party’s or its Representatives, with respect to the accuracy or inaccuracy of, or compliance or non-compliance with, any such representation, warranty, covenant, agreement or obligation at any time prior to or following the party’s entrance into this Agreement.

7.8           Exclusive Remedy.  Notwithstanding anything to the contrary in this Article VII, the parties hereto hereby agree that, from and after the Closing Date, the Escrow Fund shall be the sole and exclusive source of recovery for the Parent Indemnified Parties under or in connection with this Agreement and the Transaction Documents and with respect to any Losses incurred by any party hereto in connection with this Agreement and the Transaction Documents and the sole and exclusive remedy of the Parent Indemnified Parties for any such claims; provided that nothing herein shall preclude any party from (a) seeking any remedy based upon fraud or intentional misrepresentation, (b) seeking any non-monetary remedy for breach of covenants, or (c) seeking indemnification for a breach of the Fundamental Representations, the Stockholder Indemnity, and the Appraisal Indemnity. Any indemnification to be paid to the Parent Indemnified Parties by Stockholders shall be made first out of the Escrow Fund up to the funds then existing in the Escrow Fund and in accordance with the procedures specified in this Article VII and the limitations set forth in this Article VII.

7.9           Purchase Price Adjustments.  Any amounts payable under this Article VII shall be treated by the parties as an adjustment to the Purchase Price, unless otherwise required by Law.

7.10           Notwithstanding anything to the contrary in this Agreement, no indemnified party will be entitled to any recovery under this Agreement or in connection therewith for its consequential, incidental or indirect damages, including loss of profits or loss of opportunities (excluding any such damages awarded by a court to a Third Party as part of a Third Party Claim, which shall be deemed direct damages for all intents and purposes hereunder).

7.11           The parties shall use all commercially reasonable efforts and shall consult and cooperate with each other with a view towards mitigating any Losses that may give rise to claims for indemnification under this Article VII.

7.12           The indemnification obligations of those individuals holding Series AA Preferred Stock shall be limited to their participation in the Escrow Fund, and such individuals shall not be liable hereunder for indemnification in excess of such amount (as set forth in Section 7.2(b)(ii)). Notwithstanding anything in this Article VII to the contrary, nothing herein shall release or limit the liability of any employee of the Company or any Subsidiary, in his/her capacity as such, under applicable law.

7.13           It is agreed that upon any distribution of the Escrow Funds to the Indemnifying Stockholders (if any), the Stockholders' Representative shall be entitled to receive (on account of the Indemnifying Stockholders), prior to such payment, reimbursement for his out-of-pocket expenses.

ARTICLE VIII
TERMINATION

8.1           Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           Mutual Consent.  By mutual written consent of the Parent and the Company;

(b)           By the Parent if it is not in material breach of its obligations under this Agreement and if there shall have been a material breach by Company of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would give rise to a failure of a condition set forth Section 6.1  and is incapable of being cured or, if capable of being cured, shall not have been cured within 15 days following receipt by Company of notice of such breach from Parent;

(c)           By Company if it is not in material breach of its obligations under this Agreement and if there shall have been a material breach by the Parent or Merger Sub of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2 is incapable of being cured or, if capable of being cured, shall not have been cured within 15 days following receipt by the applicable Purchaser of notice of such breach from Company;

(d)           End Date.  By either the Parent or the Company upon delivery of written notice to the other if (i) the Closing has not occurred on or before 5:00 p.m., Israel time, on September 30, 2010 (the “End Date”); provided, that neither the Parent nor the Company will be entitled to terminate this Agreement pursuant to this Section 8.1(d), (i)  if such Person’s (or, in the case of the Company, any of the Company or any Representative thereof, or in the case of the Parent, the Parent or the Merger Sub or any Representative thereof) willful breach of, or willful failure to fulfill any obligation under, this Agreement or any other Transaction Document has been the primary cause of the failure of the Closing to occur on or prior to such time on the End Date; (ii) there shall be a final nonappealable order of any Governmental Entity in effect preventing consummation of the transactions contemplated by this Agreement and the Transaction Documents; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated by this Agreement and the Transaction Documents by any Governmental Entity that would make consummation of the transactions contemplated by this Agreement and the Transaction Documents illegal; or

(e)           Orders; Laws.  By either the Parent or the Company upon delivery of written notice to the other if there shall be in effect a final nonappealable Order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or a material portion thereof.

8.2           Effect of Termination.  Subject to the provisions of this Section 8.2, the rights of termination set forth above are in addition to any other rights a terminating party may have under this Agreement and/or the other Transaction Documents, and the exercise of a right of termination will not be an election of remedies.  Notwithstanding the foregoing sentence, in the event of any termination of this Agreement by any of the Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party or any of its or their Affiliates to any other Person by virtue of, arising out of or otherwise in connection with this Agreement or any other Transaction Document; provided, that (i) nothing in this Agreement or any other Transaction Document will relieve any party from liability for any willful breach of this Agreement or any other Transaction Document prior to such termination or for actual fraud and (ii)  Section 5.4 ("Confidentiality") and Article X ("Miscellaneous") and any pre-termination breaches of such provisions shall survive any termination of this Agreement and each party shall be entitled to all remedies available at law or in equity in connection with any past or future breach of any such provision.

ARTICLE IX
DEFINITIONS

9.1           Interpretation.  Where specific language is used to clarify by example a general statement contained in this Agreement (such as by using the word “including”), such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.  The words “include” and “including,” and other words of similar import when used in this Agreement shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation.”  The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if.”  The words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement.  Any reference herein to “dollars” or “$” shall mean United States dollars.  The words “as of the date of this Agreement” and words of similar import shall be deemed in each case to refer to the date this Agreement was first signed by all parties. The term “or” shall be deemed to mean “and/or.”  Any reference to any particular Code section or any other Law in this Agreement will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto. Unless expressly specified otherwise, whenever used in this Agreement, the terms “Annex,” “Article,” “Section,” “Schedule” and “Exhibit” refer to annexes, articles, sections, schedules and exhibits of this Agreement.

9.2           Certain Definitions.

“Action” means any action, arbitration, lawsuit, charge, claim, complaint, demand, grievance, hearing, inquiry, investigation, proceeding or suit by or before any Governmental Entity.

 “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, (including, but not limited to, all directors and officers of such Person) controlled by, or under common control with, such Person.

“Allocable Portion” means, the portion of Distributable Proceeds each Indemnifying Stockholder is eligible to receive in accordance with the Certificate of Incorporation or as otherwise agreed by certain Stockholders with respect to their portion of the Distributable Proceeds from the Purchase Price, the First Earn-Out and the Second-Earn Out taken as whole. Notwithstanding anything herein to the contrary, the Indemnifying Stockholders shall be solely responsible and liable for any Liabilities or claims arising out of or related to any such agreements or arrangements among themselves relating to the allocation of Distributable Proceeds between or among themselves.

 “Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, investment assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Business Combination” means, with respect to any Person, (a) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person or any of its subsidiaries is a party, (b) any sale, dividend, split or other disposition of any Equity Interests of such Person or any of its subsidiaries (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or the exercise of any options or warrants outstanding on the date hereof or issued in accordance with the covenants of this Agreement), (c) any tender offer (including a self tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction involving such Person or any of its subsidiaries, (d) any sale, dividend or other disposition of all or a material or significant portion of the Assets and Properties of such Person or any of its subsidiaries (including by way of exclusive license or joint venture formation) or (e) the entering into of any agreement or understanding, the granting of any rights or options, or the acquiescence of such Person or any of its subsidiaries, with respect to any of the foregoing.

"Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of the State of Delaware on August 26, 2009 as amended from time to time, and as in effect on the Closing Date prior to the Closing.

“Business Day” means any day, other than Saturday or Sunday, on which commercial banks in Tel Aviv, Israel are generally open for business.

 “Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated and rulings issued thereunder, as amended, supplemented or substituted therefor from time to time.

“Common A Per Share Amount” means the amount of cash to be received for each share of Common A Stock as set forth on the Capitalization Table, as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Common A Stock” means the Common A Stock, par value US$0.001 per share, of the Company.

 “Common B Per Share Amount” means the amount of cash to be received for each share of Common B Stock as set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Common B Stock” means the Common B Stock, par value US$0.001 per share, of the Company.

  “Common Series Stock” means, collectively the Common A Stock and the Common B Stock.

“Common Stock” means the Common Stock, par value US$0.001 per share, of the Company.

“Common Stock Per Share Amount” means the amount of cash to be received for each share of Common Stock as set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Company” has the meaning ascribed to it in the preamble of this Agreement; provided, however, that except where the context otherwise clearly and unambiguously requires, each reference to the Company is intended, and shall be deemed and construed to refer, both individually and collectively, conjunctively and disjunctively, both to the Company and to each of the Subsidiaries, so that each statement, representation and warranty or covenant in Article II, Article IV and Article V shall apply to the Company and each of its Subsidiaries.

 “Company Holder” means a Stockholder or Optionholder.

“Company In-Licensed Intellectual Property” means any and all third-party Technology or Intellectual Property under which such third party has granted rights to Company pursuant to a License or other Contracts, excluding Non-Critical Software or Open Source Software.

“Company Intellectual Property” means any Intellectual Property that is owned by the Company and/or any of the Subsidiaries.

“Company Options” means all options to acquire shares of Common Stock, Series AA Preferred Stock, or Series D Preferred Stock granted or awarded under the Company Option Plan which are unexercised and outstanding as of immediately prior to the Effective Time.

“Company Option Plan” means the Company’s 2004 Stock Option Plan, including any appendix thereto and amendments thereof.

“Company Products” means all products, technologies and services sold or offered for sale by the Company or its Subsidiaries.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by, filed in the name of, assigned to or applied for by, the Company or any of the Subsidiaries.

“Company Securities” means, collectively, the Company Shares, Warrants and Company Options.

“Company Shares” means, collectively, the Common Stock, the Common Series Stock and the Preferred Stock.

“Company Technology” means all Technology owned, developed or acquired by assignment by the Company and/or its Subsidiaries.

“Company Transaction Expenses” means (a) all fees, costs and expenses (including, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred by the Company, its Subsidiaries or any Stockholder (to the extent that the Company or its Subsidiaries is responsible for the payment thereof) in connection with the negotiation and execution of this Agreement and the Transaction Documents, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby; and (b) all amounts payable by the Company or its Subsidiaries, whether immediately or in the future, under any “change of control,” retention, termination, compensation, severance or other similar arrangements as a result of the consummation of the transactions contemplated hereby.

“Contract” means any written (or oral – to the extent binding) agreement, contract, instrument, commitment, lease, guaranty, indenture, license, or other written (or oral – to the extent binding) arrangement or understanding (and all amendments, side letters, modifications and supplements thereto) between parties or by one party in favor of another party, whether written or oral.

“Designated Company Employees” means all the employees of the Company and its Subsidiaries, who are specified in the Disclosure Schedule.

“DGCL” means the General Corporation Law of the State of Delaware.

“Distributable Proceeds” means the aggregate amounts to be paid by the Parent or the Merger Sub to the Stockholders, or the Escrow Agent (but not the Retention Funds) or otherwise hereunder in accordance with the Transaction Documents plus any Earn-Out Payment, if such payment is made.

“Earn-Out Payment” means the First Earn-Out Payment and the Second Earn-Out Payment.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any ERISA Affiliate, which is now, or was within the past 3 years, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has or may have any obligation or liability, whether actual or contingent, including, all incentive, bonus, deferred compensation, severance, retirement, vacation, holiday, cafeteria, fringe benefit, medical, disability, stock purchase, sick leave, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

“Equity Interest” means any (a) share, quota, security, participation right and any other present or future right entitling the holder, absolutely or contingently (through the exercise of any subscription, conversion, exchange, option or similar right), to participate in the dividends or equity appreciation of another Person, including capital stock, membership interests, units, performance units, options, warrants, company appreciation rights, interests in “phantom” stock plans, restricted or contingent stock or profits interests, voting securities, stock appreciation rights or equivalents, stock loan purchase plans, convertible debentures or stock bonus plans and (b) commitments to issue any of the foregoing; provided that royalty or similar obligations based on sales of a Person and to be paid solely in cash, shall not be deemed Equity Interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder, as amended, supplemented or substituted therefor from time to time.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means ESOP Trust Company.

“Escrow Agreement” means the Escrow Agreement to be entered into at the Closing among the Stockholders' Representative, the Merger Sub, Parent and the Escrow Agent, substantially in the form attached hereto as Exhibit B.

“Escrow Amount” means the First Escrow Amount and the Second Escrow Amount.

“Escrow Fund” means the account established pursuant to the terms of the Escrow Agreement, consisting of the Escrow Amount.

 “First Escrow Amount” means US$1,300,000.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any (a) province, region, state, county, city, town, village, district or other jurisdiction; (b) federal, provincial, regional, state, local, municipal, foreign or other government; (c) governmental or quasi governmental authority of any nature (including any governmental agency, branch, bureau, department or other entity and any court or other tribunal); (d) multinational organization; (e) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature; or (f) official of any of the foregoing.

“Harmful Code” means any program, routine, device or other feature, such as but not limited to any “back door,” “drop dead device,” “Trojan Horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (a) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

 “Intellectual Property” means (a) national and multinational statutory invention registrations, patents and patent applications (including all renewals, reissues, divisions, substitutions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world (“Patent Rights”), (b) trademarks, service marks, trade dress, logos, slogans, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration or renewals of the foregoing and all goodwill associated therewith, (c) copyrights and rights under copyrights (whether or not registered) and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression (including computer software, source code, executable code, data, databases and documentation) (“Copyrights”), (d) mask work rights and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, (e) trade secrets and,  business information (including pricing and cost information, business and marketing plans and customer and supplier lists), technology, specifications, designs, formulae, techniques, technical data and manuals, research and development information, know how, methods and processes (including manufacturing and production processes), and invention disclosures (“Trade Secret Rights”), (f) industrial designs (whether or not registered), (g) rights in databases and data collections (including knowledge databases, customer lists and customer databases) in the United States and all other nations throughout the world, whether registered or unregistered, and any applications for registration therefor, (h) URL and domain name registrations, (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, and all improvements thereto, (j) all rights in all of the foregoing provided by treaties, conventions and common law, (k) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing, and (l) other proprietary or intellectual property rights related to the foregoing.

“Key Employees” means those employees listed in Schedule 6.1(m).

“Knowledge” means with respect to a matter in question, the knowledge of the officers of the Company listed below. An individual will be deemed to have “Knowledge” of a particular fact or matter if such individual is actually aware of such fact or matter or if such individual should have become aware of such fact or matter after making reasonable inquiry or otherwise in the course of performing his or her duties. Knowledge of the Company shall mean the knowledge of Dvora Nuriel-Valach, Omer Geva, Moshiko Avlagon and Dan Eylon. "Actual Knowledge" means with respect to a matter or fact in question, the actual awareness of such matter or fact by Dvora Nuriel-Valach, Omer Geva, Moshiko Avlagon and Dan Eylon.

“Law” means any requirement arising under any constitution, law, statute, code, treaty, decree, rule, ordinance or regulation or any determination or direction of any arbitrator or any Governmental Entity, including any Environmental and Safety Requirements and including any of the foregoing that relate to data use, privacy or protection.

“Liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss (including, loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or become due.

“License” means any contract, commitment, agreement or other arrangement that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property (including any covenants not to sue with respect to any Intellectual Property).

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention agreement (including any lease in the nature thereof), charge, encumbrance or other similar arrangement or interest in real or personal property.

“Losses” means any and all losses, Liabilities, Actions, causes of action, costs, damages (including consequential damages but excluding special damages, incidental damages, punitive damages, exemplary damages, lost profits (including loss of NOLs) or other unforeseen damages except to the extent owed or payable to a third party) or expenses, whether or not arising from or in connection with any Third-Party Claims (including, interest, penalties, reasonable attorneys’, consultants’ and experts’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing) or any other claim, default or assessment (including any claim asserting or disputing any right under this Agreement or any Transaction Document against any party hereto or otherwise).

“Material Adverse Effect” means a change, effect, event, occurrence or circumstance that is materially adverse to the business, condition (financial or otherwise), results of operations or Assets and Properties of the Company and its Subsidiaries taken as a whole; provided, that none of the following shall constitute a Material Adverse Effect: (i) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) whether worldwide or in the United States or Israel, (ii) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism, or (iii) changes in GAAP; except in each case to the extent such changes affect the Company and its Subsidiaries in a disproportionate manner as compared to other companies or businesses in the Company’s field of operation, or (iv) changes resulting solely from the announcement of the Merger.

 “Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA (Code Section 29 USC Section 1002(37)).

“Non-Critical Software” means generally available standard off-the-shelf shrink-wrap PC software and similar generally available software commercial end-user software having an individual acquisition cost of $25,000 or less.

“Open Source Software” means any Software (including, source code, object code, libraries and middleware) that (a) contains, or is derived in any manner in whole or in part from, any Software that is distributed as free Software, open source Software (e.g. Linux) or under similar licensing or distribution models); (b) may require as a condition of use, modification or distribution that such Software or other Software incorporated into, derived from or distributed with such Software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge; and/or (c) is subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), Mozilla Public License or other similar licensing regimes that requires, or conditions the use or distribution of such software or derivatives thereof on, the disclosure, licensing, or distribution of any source code for any portion of such software or derivatives thereof.

“Optionholder” means any holder of Company Options.

“Parent Ordinary Shares” means ADR’s that represent ordinary shares, NIS 1.00 par value per share, of the Parent.

“Paying Agent” means ESOP Management and Trust Services Ltd.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Plenus” means Plenus II, Limited Partnership and Plenus II (D.C.M), Limited Partnership, collectively.

“Plenus Loan” means a loan provided by Plenus to the Company, together with all interest therein outstanding as of the Closing Date .

“Plenus Loan Agreement” means that certain agreement entered into between Plenus, the Company and certain of its Subsidiaries, dated September 25, 2007, as amended, providing the Company with a loan, including all exhibits and schedules and documents ancillary thereto.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on (and including) the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Preferred Stock” means, collectively, the Series A1 Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

“Principal Stockholders” means each of the Stockholders set forth on Exhibit A.

"PTO" means the U.S. Patent and Trademark Office, or successor agency.

 “Purchase Price” means Twenty Nine Million Eight Hundred Thousand Dollars ($29,800,000), which amount is subject to adjustment as set forth in this Agreement.

“Registered Intellectual Property” shall mean all United States, international, foreign and other non-US Intellectual Property that have been recorded or registered in any applicable jurisdiction or are otherwise the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by any Governmental Entity.

“Related Party” means (a) any officer, director, Key Employee, stockholder or Affiliate of any of the Company or its Subsidiaries; (b) any first degree family member of any such Person, or (c) any entity in which any such Person in clause (a) owns more than 25% of the securities, beneficial interest or voting rights thereof (other than portfolio companies of any stockholder of the Company, to the extent such stockholder is an angel, venture capital or similar fund).

“Representatives” means, with respect to any Person, such Person’s officers and directors, employees, Affiliates, advisors, representatives, accountants, attorneys, investment bankers, financial advisers, and agents.

“Second Escrow Amount” means US$1,680,000.

“Series AA Per Share Amount” means the amount of cash to be received for each share of Series AA Preferred Stock as set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Series AA Preferred Stock” means the Series AA Preferred Stock, par value US$0.001 per share, of the Company.

“Series A-1 Per Share Amount” means the amount in cash to be received for each share of Series A-1 Preferred Stock as set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation

“Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value US$0.001 per share, of the Company.

“Series B Per Share Amount” means the amount in cash to be received for each share of Series B Preferred Stock set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Series B Preferred Stock” means the Series B Preferred Stock, par value US$0.001 per share, of the Company.

“Series C Per Share Amount” means the amount in cash to be received for each share of Series C Preferred Stock set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Series C Preferred Stock” means the Series C Preferred Stock, par value US$0.001 per share, of the Company.

“Series D Per Share Amount” means the amount in cash to be received for each share of Series D Preferred Stock set forth on the Capitalization Table as determined in accordance with Section 2 of paragraph B of Article Fourth of the Certificate of Incorporation.

“Series D Preferred Stock” means the Series D Preferred Stock, par value US$0.001 per share, of the Company.

“Software” means computer software, firmware, programs and databases in any form, including source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Stockholder” means the holder of Company Shares as of the time immediately prior to the Effective Time.

“Subsidiaries”, with respect to the Company, means each of (i) e-Glue Software Technologies Ltd., a corporation organized under the Laws of the State of Israel; (ii) e-Glue Business Technologies UK Limited, a wholly owned corporation of e-Glue Software Technologies Ltd. organized under the Laws of England and Wales; and (iii) e-Glue USA, Inc. a wholly owned corporation organized under the Laws of the State of Delaware.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including Section 203 of the Delaware General Corporation Law.

 “Tax” or “Taxes” means any and all taxes, charges, duties, fees, levies, imposts or other assessments, reassessments, or mandatory payments of any kind whatsoever, whether direct or indirect, imposed by or payable to or accrued to the benefit of any federal, state, local or foreign tax authority and/or Governmental Authority, including, without limitation, gross income, net income, gross receipts, license, payroll, employment, workers' compensation, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, property, personal property, sales, use, transfer, registration, value added, business, ad valorem, duties, turnover, goods, production, occupancy, utility, services, municipal, real property, abandoned property under escheatment Laws, capital gain, transfer and gain, alternative or add-on minimum, estimated, or other taxes or mandatory payments of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, including any liability for the foregoing by reason of membership in affiliated, consolidated, combined, unitary or similar Tax group by Contract, indemnity or otherwise.

“Tax Law” means the Code, federal, state, county, local, or foreign laws relating to Taxes and any regulations or official administrative pronouncements released thereunder.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Technology” means copies and tangible embodiments of Intellectual Property, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, databases, lab notebooks, invention disclosures, processes, prototypes, studies, or other know-how and other works of authorship.

“Transaction Documents” means this Agreement, the Non-Competition Agreements, the Letter of Transmittal, the Escrow Agreement and the Contracts, documents and certificates required to be delivered or executed in connection with this Agreement; provided that the Transaction Documents do not include any Contract listed on Schedule 2.13(a).

9.3           Additional Definitions. The following capitalized terms used in this Agreement shall have the respective definitions given to them in the corresponding sections listed below:

Term	Section
409A Authorities	2.19(i)
Agreement	Preamble
Audited Financial Statements	2.7(a)
Audit Firm	1.11(e)
Average Share Price	1.8(f)(iii)
Capitalization Table	5.5
Certificate of Merger	1.2
Closing	1.2
Closing Date	1.2
Closing Payment Certificate	1.11(a)
Closing NWC	1.11(d)
Company Disclosure Schedules	Article III

Term	Section
Company Financial Statements	2.7(a)
Company Share Certificates	1.14(b)
Cost of Delivery	1.11(b)
D&O Insurance	5.3(b)
Dissenting Shares	1.7
Draft NWC	1.11(a)(i)
Effective Time	1.2
End Date	8.1(d)
Escrow Period	7.6(b)
Exchange	Recitals
Exchange Ratio	1.8(f)(iii)
LOI	5.4
First Earn-Out Payment	Exhibit G
First Earn-Out Period	Exhibit G
First Lower Bound	Exhibit C
First Upper Bound	Exhibit C
Foreign Plans	2.19(j)
Fundamental Representations	7.1
Grants	2.24
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Indemnifying Stockholder	7.2(a)
Information Statement	4.9(a)
Investment Center	2.24
Israeli Employees	2.18(f)
Israeli Option Tax Ruling	5.7
Israeli R&D Law	2.11(r)
Latest Balance Sheet	2.7(a)
Leased Properties	2.12(b)
Lease	2.12(b)
Merger Sub	Preamble
NWC Withheld Amount	1.11(c)
Non Competition Agreement	Preamble
Nondisclosure Agreement	5.4
Nonqualified Deferred Compensation Plan	2.19(i)
Parent Dispute Notice	1.11(e)
OCS	2.11(r)
Ordinance	1.13
Over Achievement Bound	Exhibit G
Parent	Preamble
Parent Assumed Options	1.8(f)
Parent Indemnified Parties	7.2(a)
Participant	2.9(o)
Permits	2.17(b)
Retention Cash	1.10(a)
Retention Funds	1.10(a)
SEC	3.7
Second Earn-Out Payment	Exhibit G

Term	Section
Second Earn-Out Period	Exhibit G
Second Escrow Amount	Exhibit G
Second Lower Bound	Exhibit G
Second Upper Bound	Exhibit G
Section 102	1.8(h)
Soliciting Materials	4.9(b)
Stockholder Indemnified Parties	7.3(a)
Stockholders' Representative	Preamble
Stockholder Written Consent	Recitals
Survival Date	7.1
Surviving Corporation	1.1
Tangible Assets	2.10
Tax Indemnity	7.2(a)(iii)
Third-Party Claim	7.4(b)
Threshold	7.2(b)(i)
Unvested Options	1.8(a)
Vested Options	1.8(b)

ARTICLE X
MISCELLANEOUS

10.1           No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that any Person that is not a party to this Agreement but, by the terms of Section 5.3 or Article VII, is entitled to indemnification or insurance coverage, shall be considered a third-party beneficiary of this Agreement, with full rights of enforcement as though such Person was a signatory to this Agreement.

10.2           Entire Agreement.  This Agreement, including the exhibits hereto and the Disclosure Schedules, and the other Transaction Documents, constitute the entire agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between such parties, written or oral, including the letter of intent dated March 28, 2010, that may have related in any way to the subject matter hereof.

10.3           Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned (whether by operation of Law, through a change in control or otherwise) by the Company without the prior written consent of the Parent, or by the Parent without the prior written consent of the Company; provided that the Parent and its Affiliates shall have the right to assign, without such consent but with prior notice to the Company, (a) Parent’s right and obligations under this Agreement in whole or in part to any Affiliate thereof; on the condition that the Parent shall remain liable and responsible for compliance with all terms and obligations hereunder.

10.4           Counterparts.  This Agreement may be executed in any number of counterparts (including by facsimile transmission or by electronic mail with a pdf scanned attachment), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.5           Titles.  The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

10.6           Notices.  All notices, requests, claims, demands or other communications required or permitted to be given hereunder shall be in writing and may be delivered by hand, by air mail, by internationally recognized private courier (for delivery in no fewer than two (2) Business Days with return receipt requested), or by facsimile (with a copy sent by another means specified herein).  Except as provided otherwise herein, notices delivered by hand shall be deemed given upon receipt; notices delivered by air mail shall be deemed given ten (10) days after being deposited in the mail system, postage prepaid with return receipt requested; notices delivered by internationally recognized private courier shall be deemed given upon receipt; and notices delivered by facsimile shall be deemed given twenty-four hours (24) after the sender’s receipt of confirmation of successful transmission.  All notices shall be addressed as follows:

If to the Company, prior to the Closing:

e-Glue Software Technologies, Inc.
79 Hudson St.
Hoboken, NJ
Attn.: Omer Geve, CEO
Tel: + 1-201-892-6643
Fax: 972-4-623-8829
Email: omer.geva@eglue.com

with a copy (which shall not constitute notice) to:

Zysman, Aharoni, Gayer & Co. Law Offices
41-45 Rothschild Blvd,
Tel Aviv 65784
Attn.: Mor Limanovich, Advocate
Tel: +972-3-7955555
Fax: +972-3-7955595
Email: morl@zag-law.co.il

If to the Stockholders' Representative

Mr. Zeev Holtzman
Ramat Aviv Tower
40 Einstein St., 12th floor
Tel Aviv, 61175
Israel
Fax: +972-3-640-2319
Attn: Zeev Holtzman

And to:

Mr. Erez Shachar
96 Rothschild Blvd.
Tel Aviv, 65224
Israel
Tel + 972-3-7108221
Fax +972-3-7108210
Email eshachar@evergreen.co.il

with a copy (which shall not constitute notice) to:

Nashitz, Brandes & CO Law Offices
5 Tuval St.
Tel-Aviv
Attn: Sharon Amir, Adv.
Fax: 03-5235106

If to the Merger Sub, the Parent or, after the Closing, the Company:

8 Hapnina Street, P.O.Box 690
Ra’anana 43197
Attn.: Yechiam Cohen, General Counsel
Tel: +972-9-7753777
Fax: +972-9-7437446
Email: Yechiam.Cohen@nice.com

with a copy (which shall not constitute notice) to:

Meitar, Liquornik, Geva & Leshem, Brandwein
16 Abba Hillel Silver Road
Ramat-Gan 52506, Israel
Attn: Asaf Harel, Advocate
Tel: +972-3-6103100
Fax:  972-3-610-3656
Email: aharel@meitar.com

Any party hereto may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any party hereto may change the address or facsimile number to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving each other party notice in the manner herein set forth.

10.7           Governing Law.  This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.8           Consent to Jurisdiction.  Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Action arising out of or relating to the Transaction Documents delivered in connection therewith or the transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto, and each party hereto hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts; (b) agrees that any claim in respect of any such Action may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such Delaware State or Federal court; and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such Action in any such Delaware State or Federal court.  Each party hereto agrees that (i) this Agreement involves at least $100,000.00 and (ii) this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708.  Each party hereto agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.6.  Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by law.

10.9           Waiver of Trial by Jury.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10           Amendment or Modification.  This Agreement may not be amended, supplemented or modified except in a written instrument executed by the Merger Sub, the Parent and the Company (prior to the Effective Time) or Stockholders' Representative (after the Effective Time), in which case, any such amendment, supplement or modification of this Agreement shall be binding upon the other parties hereto.

10.11           Waivers.   Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party hereto in exercising any right, power or privilege under this Agreement or any Transaction Document shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.  The failure of a party hereto to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

10.12           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  Except where this Agreement specifically provides for arbitration, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state or province having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.13           Press Releases.  Prior to the Closing Date and except as required for compliance with any applicable Law, the Parent, Merger Sub, Company and Stockholders Representative, and their respective Representatives shall refrain from, directly or indirectly, making any release to the press or other public disclosure, or otherwise informing any competitor, customer, partner or supplier of the Company, of any issue relating to the transactions contemplated by the Transaction Documents, or the existence of the Transaction Documents, except for such releases or disclosures as shall be mutually agreed upon by the parties in writing, and except as may be required under Schedule 2.5(a). However, it is acknowledged by the parties that where circumstances arise following the date hereof which require disclosure by the Parent in order to comply with any applicable Law (including listing requirements), the Parent shall provide Company with prior notice, but any such disclosure, its form and its content shall be at the sole discretion of the Parent. After the Closing Date, only the Parent may make press releases and any other public or private disclosures concerning the transactions contemplated by the Transaction Documents without the need to obtain consent of any other party.

10.14           Expenses.  Except as otherwise provided in this Agreement, the parties shall each bear their own fees, costs and expenses (including, fees, costs and expenses of legal counsel or other representatives and consultants and appraisal fees, costs and expenses) incurred by the respective party hereto in connection with the negotiation of the Transaction Documents, the performance of its obligations thereunder and the consummation of the transactions contemplated thereby.  All such Company-borne expenses shall be accrued consistently with GAAP and reflected in the Net Working Capital and be treated as part of the Company Transaction Expenses.

10.15           Severability of Provisions.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

10.16           Representation by Counsel and Tax Advice.  Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.  The Company (i) has had an opportunity to have its own tax advisors review the Tax consequences of the transactions contemplated by this Agreement, (ii) understands that (A) the Company must rely solely on its advisors and not on any statements or representations by the Parent, the Merger Sub or any of their Representatives and (B) none of the Parent, the Merger Sub or any of their Representatives guarantee or warrant the Tax consequences of the transactions contemplated by this Agreement to the Company and (iii) understands that it and the Stockholders (and not the Parent or the Merger Sub) shall be responsible for their own Tax Liabilities that may arise as a result of the transactions contemplated by this Agreement.

10.17           Stockholders' Representative. For the purpose of this Section 10.17, the term “Stockholder” shall be deemed to refer to the Indemnifying Stockholders. The parties acknowledge that:

(a)           Effective upon the approval of this Agreement and the transactions contemplated hereby, and without further act of any Stockholder, by virtue of executing the Stockholders Written Consent and/or a Letter of Transmittal and/or any other agreement with the Company or by virtue of receiving any portion of the Distributable Proceeds, each Stockholder shall have irrevocably appointed Mr. Zeev Holtzman and Mr. Erez Shachar to act together as agent and attorney-in-fact for and on behalf of the Indemnifying Stockholders (the “Stockholders' Representative”) for each such Stockholder (except such Stockholders, if any, as shall have perfected their appraisal or dissenters’ rights under applicable Law), and each such Stockholder authorizes the Stockholders' Representative acting for such Stockholder and in such Stockholder’s name, place and stead, in any and all capacities to do and perform every act and thing required, permitted, necessary or desirable to be done as of the Closing in connection with the transactions contemplated by the Transaction Documents, as fully to all intents and purposes as such Stockholder might or could do in person, including to:

(i)           take any and all actions (including, executing and delivering any documents, incurring any costs and expenses on behalf of the Stockholders) and make any and all determinations which may be required or permitted in connection with the post-Closing implementation of this Agreement and related agreements and the transactions contemplated hereby and thereby;

(ii)           give and receive notices and communications thereunder;

(iii)           negotiate, defend, settle, compromise and otherwise handle and resolve any and all claims and disputes with the Parent and any other Parent Indemnified Parties arising out of or in respect of the Transaction Documents, including, claims and disputes pursuant to Article VII of this Agreement;

(iv)           authorize release of amounts from the Escrow Fund in satisfaction of claims made by the Parent Indemnified Parties thereunder;

(v)           enter into the Escrow Agreement and act pursuant thereto;

(vi)           enter into any waiver or amendment of the Escrow Agreement or this Agreement after the Closing;

(vii)           retain legal counsel, accountants, consultants and other experts, and incur any other reasonable expenses, in connection with all matters and things set forth or necessary with respect to the Transaction Documents and the transactions contemplated hereby and thereby; and

(viii)           make any other decision or election or exercise such rights, power and authority as are incidental to the foregoing.

(b)           Notwithstanding the foregoing:

(i)           with respect to any amendment to this Agreement or the Escrow Agreement attached hereto, as between the Stockholders and the Stockholders' Representative, the Stockholders' Representative shall obtain the prior written (including email) approval of Stockholders who held, immediately prior to the Closing, more than fifty percent (50%) of the issued and outstanding Company Shares (on an as converted basis), prior to entering into such amendment;

(ii)           with respect to any matter which relates to a specific Stockholder, or which would treat a Stockholder materially and adversely different then the other Stockholders hereunder, including a claim for indemnification from a specific Stockholder, as between such Stockholder and the Stockholders' Representative, the Stockholders' Representative shall not take any action on account of such Stockholder relating to such matter, without the prior written (including email) consent of such Stockholder. Such Stockholder shall be entitled to appoint a representative on behalf of itself to act as its representative hereunder solely with respect to such matter and without affecting any of the other Stockholders, in which case the Stockholder's Representative shall be relieved from any obligation hereunder in respect to such matters.

(c)           Each of the Indemnifying Stockholders acknowledges and agrees that as of the Closing, upon any delivery by the Stockholders' Representative of any waiver, amendment, agreement, opinion, certificate or other document executed by the Stockholders' Representative, such Stockholder shall be bound by such documents as fully as if such Stockholder had executed and delivered such documents.

(d)           Upon the death, disability or incapacity of the initial Stockholders' Representative appointed pursuant to 10.17(a), each of the Stockholders acknowledge and agree that such Person as is appointed by the Stockholders who held a majority of 2/3 of the outstanding Company Shares immediately prior to the Closing (on an as-converted basis) shall serve as the new stockholders' representative; provided that no change in the Stockholders' Representative shall be effective prior to the delivery to the Parent of written notice thereof from the Stockholders who held a majority of 2/3 of the Company Shares (on an as-converted basis) immediately prior to the Closing.  The Stockholders' Representative may resign at any time; provided that it must provide the Stockholders who held a majority of the Company Shares (on an as-converted basis) immediately prior to Closing thirty (30) days’ prior written notice of such decision to resign.  Except as expressly permitted hereunder, the Stockholders' Representative shall not receive compensation for service in such capacity.

(e)          Any and all actions taken or not taken, exercises of rights, power or authority and any decision or determination made by the Stockholders' Representative in connection herewith shall be absolutely and irrevocably binding upon the Indemnifying Stockholders as if such Person had taken such action, exercised such rights, power or authority or made such decision or determination in its individual capacity, and the Escrow Agent and the Parent may rely upon such action, exercise of right, power, or authority or such decision or determination of the Stockholders' Representative as the action, exercise, right, power, or authority, or decision or determination of such Person, and no Indemnifying Stockholder shall have the right to object, dissent, protest or otherwise contest the same.  The Parent and its Affiliates (including after the Effective Time, the Surviving Corporation) are hereby relieved from any liability to any Person for any acts done by the Stockholders' Representative and any acts done by the Parent or its Affiliates (including after the Effective Time, the Surviving Corporation) in accordance with any decision, act, consent or instruction of the Stockholders' Representative.

(f)          Each Indemnifying Stockholder shall severally and not jointly indemnify (based on its pro-rated Allocable Portion of the Distributable Proceeds paid hereunder to each Stockholder) and hold harmless the Stockholders' Representative and its successors, permitted assigns, Affiliates, directors, officers, employees and agents (collectively, “Stockholders' Representative Indemnitees”) against all Losses incurred or sustained by the Stockholders' Representative Indemnitee in connection with any Action to which the Stockholders' Representative Indemnitee is made a party by reason of any act or omission in connection with its role as the Stockholders' Representative or its relationship to the Stockholders' Representative, except for fraud or willful misconduct. In the event that the Stockholders' Representative determines that any expense or payment is appropriate or desirable in connection with the exercise of its duties as Stockholders' Representative or otherwise in connection with the protection of the rights of the Stockholders, then each Stockholder shall, in accordance with instructions provided by the Stockholders' Representative, provide its pro-rata portion of such payment or expense (determined by the pro-rated Allocable Portion of the Distributable Proceeds paid hereunder to each Stockholder).

(g)          The parties agree that an amount of $10,000 of the proceeds paid by the Parent (though the Paying Agent) at the Effective time shall be paid to the Stockholders' Representative as a non refundable advance for reimbursement of the costs and expenses incurred by him in connection with performance of his duties ("Stockholders' Representative Fund").

***

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NICE-SYSTEMS LTD.

By:           /s/ Dafna Gruber       /s/ Eran Liron

Name:      Dafna Gruber             Eran Liron

Its:           CFO                             VP Business Development

NEPTUNE MERGER SUB INC.

By:           /s/ Eran Porat

Name:      Eran Porat

Its:           Director

E-GLUE SOFTWARE TECHNOLOGIES, INC.

By:           /s/ Omer Geva

Name:      Omer Geva

Its:           CEO

MR. ZEEV HOLTZMAN, solely with respect to Section 10.17

By:	/s/ Zeev Hotzman

MR. EREZ SHACHAR, solely with respect to Section 10.17

By:	/s/ Erez Shachar